                            AURORA ELECTRONICS, INC.
                        OFFER TO PURCHASE FOR CASH UP TO
                      6,500,000 SHARES OF ITS COMMON STOCK
                                       AT
                                $2.875 PER SHARE
                             ---------------------
THIS OFFER AND THE PRORATION PERIOD WILL EXPIRE ON MARCH 22, 1996 AT 5:00 P.M. NEW YORK CITY TIME, UNLESS EXTENDED BY THE COMPANY. TENDERING STOCKHOLDERS
     HAVE THE RIGHT TO WITHDRAW SHARES TENDERED AT ANY TIME PRIOR TO THE
        EXPIRATION OF THE OFFER AND THEY MAY WITHDRAW SHARES AFTER
           APRIL 19, 1996 UNLESS ACCEPTED BY THE COMPANY PRIOR TO
              THAT DATE.
                             ---------------------

     THE OFFER IS SUBJECT TO CERTAIN CONDITIONS, INCLUDING THE MINIMUM TENDER CONDITION AND THE CONSUMMATION OF THE RECAPITALIZATION AND THE TRANSACTIONS ASSOCIATED THEREWITH. SEE "THE OFFER -- CERTAIN CONDITIONS OF THE OFFER."
                             ---------------------

     Aurora Electronics, Inc. (the "Company") hereby offers to purchase from its stockholders (the "Stockholders") up to 6,500,000 shares (the "Shares") of its common stock, $0.03 par value (the "Common Stock"), at $2.875 per Share net to the seller in cash (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), including a condition that at least 2,000,000 Shares be tendered and not withdrawn (the "Minimum Tender Condition") and a condition that the Recapitalization (as defined below) and the transactions associated therewith are consummated. See "The Offer -- Certain Conditions of the Offer." Tendering Stockholders will not be obligated to pay any brokerage commissions, solicitation fees or, except as described herein or in the Letter of Transmittal, transfer taxes with respect to the purchase of Shares by the Company pursuant to the Offer.
     The Offer is being made as part of a comprehensive plan to recapitalize the Company (the "Recapitalization," and together, the "Offer and Recapitalization"). The Company and its subsidiary, Aurora Electronics Group, Inc. ("AEG"), have entered into a commitment letter, dated February 21, 1996 (the "Commitment Letter"), with Chemical Bank, N.A. (the "Bank") under which the Bank has committed to provide up to $35,000,000 of senior credit facilities to AEG (the "Senior Credit Facilities"). In addition, the Company has entered into a Securities Purchase Agreement, dated February 21, 1996 (the "Securities Purchase Agreement"), with Welsh, Carson, Anderson & Stowe VII, L.P. ("WCAS VII"), WCAS Capital Partners II, L.P. ("WCAS CP II") and certain other investors, including two directors of the Company (collectively, the "Purchasers"), pursuant to which (i) the Purchasers (other than WCAS CP II) have agreed to purchase between an aggregate of 350,000 and 400,000 shares of the Company's convertible preferred stock, $0.01 par value (the "Preferred Stock") at a purchase price of $100 per share, and (ii) WCAS CP II has agreed to purchase a $10,000,000 10% Senior Subordinated Note due September 2001 (the "Note") of the Company and between approximately 607,000 and 610,000 shares of Common Stock for an aggregate purchase price of $10,000,000. See "The Offer and Recapitalization -- Securities Purchase Agreement." The proceeds from the sale of such Preferred Stock, Note and Common Stock will be used (a) to provide financing for the Offer and redeem all the Company's 9 1/4% Senior Subordinated Notes due November 1996 (the "9 1/4% Notes") and (b) together with borrowings under the Senior Credit Facilities, to repay existing bank debt and for general corporate purposes, including working capital and transaction expenses. The Offer, the transactions contemplated by the Securities Purchase Agreement, the bank financing contemplated by the Bank Commitment Letter, the repayment of the Company's existing bank debt and the 9 1/4% Notes and the adoption and implementation by the Company of the New Option Plan (as hereinafter defined), taken together, are collectively called the "Transaction."
                             ---------------------

                                   IMPORTANT

     Any Stockholder desiring to tender all or any portion of his or her Shares should either (a) complete and sign the enclosed Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal and forward it, the certificates for such Shares and any other required documents to the Depositary at its address appearing on the back cover of this Offer to Purchase or follow the procedure for book-entry delivery set forth in "The Offer -- Procedure for Tendering Shares -- Book Entry Delivery" prior to 5:00 p.m. (New York City time) on March 22, 1996 (the "Expiration Date"), which date may be extended by the Company in its sole discretion, or (b) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction by the Expiration Date (as defined below). A Stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such entity if such Stockholder desires to tender such Shares. Stockholders who desire to tender those Shares and whose certificates representing such Shares are not immediately available may tender Shares by following the procedures for guaranteed delivery set forth in "The Offer -- Procedure for Tendering
Shares -- Guaranteed Delivery."
     Questions and requests for assistance may be directed to the Dealer Manager or the Information Agent at the telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may also be directed to the Dealer-Manager or the Information Agent.

                      The Dealer Manager for the Offer is:
                               ALEX. BROWN & SONS
                                  INCORPORATED

            THE DATE OF THIS OFFER TO PURCHASE IS FEBRUARY 23, 1996

                             ---------------------

     THE BOARD OF DIRECTORS OF THE COMPANY HAS RECEIVED AN OPINION DATED FEBRUARY 21, 1995 FROM ALEX. BROWN & SONS INCORPORATED, WHICH ACTED AS FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS ("ALEX. BROWN" OR THE "FINANCIAL ADVISOR"), THAT, AS OF SUCH DATE, THE TRANSACTION IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF COMMON STOCK (OTHER THAN WCAS CP II AND ITS AFFILIATES). STOCKHOLDERS ARE URGED TO READ IN ITS ENTIRETY THE OPINION OF ALEX. BROWN ATTACHED AS ANNEX A TO THIS OFFER TO PURCHASE.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTION IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS, HAS APPROVED THE MAKING OF THE OFFER AND THE TRANSACTIONS ASSOCIATED THEREWITH AND RECOMMENDS THAT THE PUBLIC STOCKHOLDERS TENDER A NUMBER OF SHARES SUFFICIENT TO SATISFY THE MINIMUM TENDER CONDITION (2,000,000 SHARES TOTAL, OR APPROXIMATELY 24% OF AN INDIVIDUAL STOCKHOLDER'S SHARES BASED ON CURRENTLY ISSUED AND OUTSTANDING SHARES) AND UP TO THE MAXIMUM TENDER (6,500,000 SHARES TOTAL, OR APPROXIMATELY 78% OF AN INDIVIDUAL STOCKHOLDER'S SHARES BASED ON CURRENTLY ISSUED AND OUTSTANDING SHARES) (THE "MAXIMUM TENDER").

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.
                             ---------------------

     If a sufficient number of Stockholders tender their Shares pursuant to the Offer, it is possible that the Company's Common Stock could be delisted from the American Stock Exchange (the "AMEX"). Although management does not expect delisting by the AMEX to occur, if it does, the Company expects that the Common Stock would continue to trade in the over-the-counter market. See "The
Offer -- Listing on the AMEX." The Company does not currently intend to file with the Securities and Exchange Commission (the "Commission") a notice of the termination of the registration of the Company's Common Stock under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, the Company will still be required to prepare and file quarterly and annual reports with the Commission and continue to be subject to certain provisions of the Exchange Act, such as the short swing profit recovery provisions and the requirement of furnishing a proxy statement in connection with a Stockholders' meeting and the related requirement of furnishing an annual report to Stockholders.

     The Company has entered into an agreement with the American Stock Transfer & Trust Company to act as the depositary (the "Depositary") for Shares tendered by Stockholders pursuant to the Offer, and has retained D.F. King & Co., Inc. as the information agent (the "Information Agent"). The Company will pay all fees and expenses of the Depositary and Information Agent incurred in the Offer. The Offer is made only pursuant to this Offer to Purchase, including the materials annexed hereto, and the related Letter of Transmittal.

     The Common Stock is listed and principally traded on the AMEX. On February 21, 1996, the last trading day before the Company announced the Offer, the closing per Share sales price as reported on the AMEX Composite Tape was $1.75. The Company urges Stockholders to obtain current market quotations for the Shares.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               TABLE OF CONTENTS

                                                                                      PAGE
                                      SECTION                                        NUMBER
-----------------------------------------------------------------------------------  ------
INTRODUCTION.......................................................................      1
TENDER OFFER CONSIDERATIONS FOR STOCKHOLDERS.......................................      2
SPECIAL FACTORS....................................................................      5
  Background of the Offer and Recapitalization.....................................      5
  Determination of the Board; Fairness of the Offer and Recapitalization...........      6
  Opinion of Alex. Brown & Sons Incorporated.......................................      9
THE OFFER AND RECAPITALIZATION.....................................................     14
  Background.......................................................................     14
  Source and Amount of Funds.......................................................     15
  Senior Credit Facilities.........................................................     15
  Securities Purchase Agreement....................................................     16
     Preferred Stock...............................................................     16
     The Note......................................................................     17
     Other Terms...................................................................     17
  New Stock Option Plan............................................................     19
  Conflicts of Interest............................................................     20
CERTAIN INFORMATION ABOUT THE COMPANY..............................................     21
  Background.......................................................................     21
  Certain Factors Affecting the Company's Business and Operations..................     22
  Additional Information...........................................................     24
  Summary Financial Information....................................................     25
  Certain Projections..............................................................     25
  Pro Forma Consolidated Financial Information.....................................     28
  Notes to Pro Forma Consolidated Financial Information............................     30
  Price Range of Shares; Dividends.................................................     38
THE OFFER..........................................................................     38
  Number of Shares.................................................................     38
  Procedure for Tendering Shares...................................................     40
     Proper Tender of Shares.......................................................     40
     Signature Guarantees..........................................................     40
     Method of Delivery............................................................     41
     Book-Entry Delivery...........................................................     41
     Guaranteed Delivery...........................................................     41
     Determination of Validity; Rejection of Shares; Waiver of Defects; No
      Obligation to Give Notice of Defects.........................................     41
     Conditional Tenders Will Not be Accepted......................................     42
  Withdrawal Rights................................................................     42
  Purchase of Shares and Payment of Purchase Price.................................     42
  Certain Conditions of the Offer..................................................     43
  Listing on the AMEX..............................................................     44
  Certain Legal Matters; Regulatory and Foreign Approvals..........................     45
  Certain Federal Income Tax Consequences..........................................     45
  Extension of the Offer; Termination; Amendments..................................     47
  Estimated Fees and Expenses......................................................     48
  Miscellaneous....................................................................     48
ANNEX
  Opinion of Alex. Brown & Sons Incorporated.......................................    A-1

To the Holders of Common Stock of Aurora Electronics, Inc.:

                                  INTRODUCTION

     Aurora Electronics, Inc. (the "Company") hereby offers to purchase from its Stockholders up to 6,500,000 Shares at $2.875 per Share net to the sellers in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), including a condition that at least 2,000,000 Shares be tendered and not withdrawn (the "Minimum Tender Condition"), and a condition that the Recapitalization and the transactions associated therewith are consummated, and subject to the other terms and conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. See "The Offer -- Certain Conditions of the Offer."

     The Company will accept for purchase all Shares which are properly tendered pursuant to the Offer prior to the Expiration Date, subject to proration if more than 6,500,000 Shares (the "Maximum Tender") are tendered. See "The
Offer -- Number of Shares." The term "Expiration Date" means 5:00 p.m. (New York City time) on March 22, 1996, unless the Company extends the period of time during which the Offer is open, in which event the term "Expiration Date" will refer to the latest time and date to which the Offer has been extended.

     Tendering Stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to the Instructions in the Letter of Transmittal, stock transfer taxes on the Company's purchase of Shares. In addition, the Company will pay all fees and expenses in connection with the Offer. See "The Offer -- Estimated Fees and Expenses."

     THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE TRANSACTION IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS, HAS APPROVED THE MAKING OF THE OFFER AND THE TRANSACTIONS ASSOCIATED THEREWITH AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS TENDER A NUMBER OF SHARES SUFFICIENT TO SATISFY THE MINIMUM TENDER CONDITION (2,000,000 SHARES TOTAL, OR APPROXIMATELY 24% OF AN INDIVIDUAL STOCKHOLDER'S SHARES BASED ON CURRENTLY ISSUED AND OUTSTANDING SHARES) AND UP TO THE MAXIMUM TENDER (6,500,000 SHARES TOTAL, OR APPROXIMATELY 78% OF AN INDIVIDUAL STOCKHOLDER'S SHARES BASED ON CURRENTLY ISSUED AND OUTSTANDING SHARES). SEE "SPECIAL FACTORS -- DETERMINATION OF THE BOARD; FAIRNESS OF THE OFFER AND RECAPITALIZATION."

     ALEX. BROWN & SONS INCORPORATED, WHICH ACTED AS FINANCIAL ADVISOR TO THE BOARD OF DIRECTORS, HAS DELIVERED AN OPINION DATED FEBRUARY 21, 1996 TO THE BOARD OF DIRECTORS THAT, AS OF SUCH DATE, THE TRANSACTION IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE HOLDERS OF COMMON STOCK (OTHER THAN WCAS CP II AND ITS AFFILIATES). FOR INFORMATION ON, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY ALEX. BROWN, SEE "SPECIAL FACTORS -- OPINION OF ALEX. BROWN & SONS INCORPORATED." STOCKHOLDERS ARE URGED TO READ IN ITS ENTIRETY THE OPINION OF ALEX. BROWN ATTACHED AS ANNEX A TO THIS OFFER TO PURCHASE.

     As of February 21, 1996, the Company had issued and outstanding 8,298,293 Shares held of record by 789 persons. In addition, an aggregate of 3,266,577 Shares were issuable upon exercise of stock options and warrants and pursuant to contractual rights, of which 2,113,524 shares were exercisable or issuable at prices below the Purchase Price. As of February 21, 1996, the Company's directors and executive officers as a group beneficially own 870,740 Shares, or 9.6%, which includes 783,906 Shares issuable upon exercise of stock options, warrants and convertible debentures. The Common Stock is listed and principally traded on the American Stock Exchange (the "AMEX") under the symbol "AUR." On February 21, 1996, the last trading day before the Company announced the Offer, the closing per Share sales price as reported on the AMEX Composite Tape was $1.75. The Company urges Stockholders to obtain current market quotations for the Shares.

                  TENDER OFFER CONSIDERATIONS FOR STOCKHOLDERS

     Stockholders should carefully consider the following considerations, in addition to the other information contained in this Offer to Purchase, before tendering any Shares to the Company.

     A. Market Price of the Shares. Since January 1, 1995, the Company's high and low per Share sales prices as reported on the AMEX Composite Tape were $5 1/8 and $1 9/16, respectively, as shown in the following table.

                                                           HIGH         LOW        VOLUME
                                                          -------     -------     ---------
    Calendar 1995:
      January...........................................  $ 5.125     $ 4.375       442,500
      February..........................................    5.000       4.125       440,700
      March.............................................    4.313       3.375       511,100
      April.............................................    3.938       3.563       360,400
      May...............................................    3.625       2.875       793,100
      June..............................................    3.875       3.125       397,800
      July..............................................    4.688       3.000       788,500
      August............................................    3.750       2.938       479,900
      September.........................................    3.875       3.125       335,800
      October...........................................    3.250       2.250       438,800
      November..........................................    2.563       1.875       719,800
      December..........................................    2.375       1.750     1,004,800
    Calendar 1996:
      January...........................................  $ 2.375     $ 1.563       400,900
      February (through February 21)....................    1.875       1.625       290,900

     The Offer allows Common Stockholders to receive a Purchase Price which is higher than any price at which the Company's Common Stock has traded for at least four months prior to the announcement of the Offer. The Purchase Price represents (a) a premium of 64.3% over the closing sales price of the Shares on the AMEX on February 21, 1996, the last trading day prior to the public announcement of the Offer, and (b) a premium of 65.5% over the average closing sales price of the shares on the AMEX during the four-week period ended February 21, 1996. In addition, the historically thin trading market for the Shares may restrict the ability of any Public Stockholder to rapidly liquidate any significant number of Shares, and none of the other alternatives considered by the Company's Board of Directors (the "Board") offered all the Stockholders an opportunity to sell a majority of their Shares at a premium price. Stockholders who sell their Shares pursuant to the Offer will not participate in any future appreciation in the price of the Common Stock. The Company urges Stockholders to obtain current market quotations for the Shares of Common Stock.

     B. Prospects for the Company:

     If the Recapitalization is Not Consummated: The Board has determined that
(i) the ongoing amortization payments of the Company's senior term debt, the restrictions and conditions imposed on the Company by the Third Amendment, dated to be effective September 30, 1995 (the "Third Amendment"), to the Senior Secured Credit Agreement, dated as of May 1994, among the Company, Aurora Electronics Group, Inc., a wholly-owned subsidiary of the Company ("AEG") and Banque Paribas in its capacity as Agent on behalf of itself, Banque Indosuez, Indosuez Capital Funding II, Limited, and Union Bank (the "Senior Secured Credit Agreement"), (ii) the impending maturity in November 1996 of the Company's
9 1/4% Senior Subordinated Notes (the "9 1/4% Notes"), and (iii) the overall level of the Company's debt service requirements are making it increasingly difficult for the Company to provide competitive services to its customers, execute its strategic plan and capitalize on potential growth opportunities. After failing to comply with certain covenants in the Senior Secured Credit Agreement for the quarters ending June 30, 1995 and September 30, 1995, the Company renegotiated certain terms and conditions and entered into the Third Amendment. Under the terms of the Third Amendment, the Company agreed to consummate a recapitalization before June 30, 1996, such recapitalization to include repayment of the senior term loan and the revolving line of credit under the Senior Secured Credit Agreement, as well as repayment of the 9 1/4% Notes. Pursuant to the Third Amendment, in the event the recapitalization does not occur by June 30, 1996, certain conditions will restrict all future payments due on all of the Company's subordinated debt and will prohibit all future payments due on the non-cancelable building lease associated with discontinued operations. These events could cause a default under the subordinated debt and building lease. The Company's leverage and debt service requirements are significant and could affect the Company's ability to grow and its levels of profitability. Furthermore, the Board and management believe that if the Recapitalization or other refinancing is not consummated, the Company's continued leverage and lack of liquidity would adversely affect its relationships with its customers and suppliers in a material fashion.

     If the Recapitalization is Consummated: Management believes that if the Recapitalization is consummated, the improved liquidity of the business and the less leveraged capital structure will position the Company such that there will be a higher likelihood of success in pursuing its strategic objectives and capitalizing on potential growth opportunities. If the Recapitalization is completed, management intends to pursue acquisitions of related businesses, which may be funded with the Senior Credit Facilities if approved by the Bank. Stockholders who sell their Shares pursuant to the Offer will be unable to participate in any appreciation in the price of the Common Stock which might result from any such success. See "Certain Information about the Company -- Summary Financial Information" and "Certain Information about the Company -- Certain Projections."

     C. The Recapitalization; Senior Status of Preferred Stock. The Offer is being made as part of a comprehensive plan to recapitalize the Company through the issuance of debt and equity securities and to refinance certain indebtedness of the Company and AEG. Stockholders who sell their Shares pursuant to the Offer will no longer be subject to the risks of an investment in the Company nor will they be able to participate in any future appreciation in the price of the Common Stock. The Preferred Stock to be issued as part of the Recapitalization will rank prior to the Common Stock in any dissolution or liquidation. The Preferred Stock will accrue dividends at 7% per annum, which accrued dividends until paid will also rank prior to the Common Stock.

     D. Change of Voting Control. On an "as-converted" basis, the holders of the Preferred Stock will hold a majority of the pro forma shares outstanding, regardless of whether the Minimum Tender or the Maximum Tender is consummated. As the holders of the Preferred Stock, WCAS VII and its affiliates will be entitled to vote on all matters put before the Common Stockholders and, for purposes of such a vote, each share of Preferred Stock shall be considered on an "as-converted" basis. In addition, a vote of the holders of a majority of the outstanding Preferred Stock will be required for (i) creation of a class or series of preferred stock ranking senior or pari passu to the Preferred Stock,
(ii) amendment of the charter or by-laws of the Company, or (iii) merger or consolidation of the Company, or sale or lease or other disposition of all or substantially all the assets of the Company. By virtue of the voting rights of the Preferred Stock, WCAS VII will be in a position to control the outcome of substantially all action requiring stockholder approval, including the selection of a majority of the entire Board of Directors. Because substantially all of the investment by WCAS VII will be represented, at least for the foreseeable future, by Preferred Stock, which will rank senior to the Common Stock, WCAS VII and WCAS CP II may have differing interests from the other holders of the Common Stock.

     E. Expansion of the Board of Directors. As of the closing date, the Company's five member Board will be expanded by the addition of two designees of WCAS VII. See "The Offer and Recapitalization -- Purchase Agreement -- Other Terms." In addition, the Company has agreed that the Board will have no more than seven directors, and that WCAS VII will have the right to designate two more of the seven directors. Accordingly, a majority of the Board may consist of designees of WCAS VII.

     F. Leverage; Debt Service Requirements; Liquidity. As of December 31, 1995, the Company had total debt of $48,125,000 and total stockholders' equity of $13,355,000. In addition, due to the classification of the 9 1/4% Notes as current liabilities, the Company had a working capital deficit of ($9,224,000) as of December 31, 1995. The Company's leverage and debt service requirements are significant and could affect the Company's ability to grow and its levels of profitability. As a result of its failure to comply with certain financial covenants in the Senior Secured Credit Agreement, the Company entered into the Third Amendment. This Third Amendment includes waivers and adjustments to the financial covenants, a material adverse effect clause and the Company's agreement to recapitalize prior to June 30, 1996. If the Company does not recapitalize prior to June 30, 1996, certain conditions will restrict all future payments due on all of the Company's subordinated debt and will prohibit all future payments due on the non-cancelable building lease associated with discontinued operations. These events could cause a default under the subordinated debt and building lease. Management believes that consummating the Recapitalization is essential to the Company's financial stability and to ensuring an adequate level of liquidity in the future.

     G. Book Value. As of December 31, 1995, the book value of the Company's Common Stock was $1.34 per Share, or $13,355,000, and the net tangible book value of the Company's Common Stock was $(3.51) per Share, or $(35,055,000). If the Maximum Tender or Minimum Tender occurs, and the Recapitalization is completed, the book value per Share, assuming the Offer and Recapitalization had been completed on December 31, 1995 and including the Preferred Stock on an "as-converted" basis, would be $1.18 and $1.27 per Share, respectively, and the net tangible book value per Share would be $(2.62) and $(1.73), respectively.

     H. Smaller Public Float; Listing on the American Stock Exchange. The Company's purchase of Shares pursuant to the Offer will further reduce the number of Shares publicly held and will likely reduce the number of round lot Stockholders of record. Assuming the Maximum Tender and the issuance of certain shares under contractual obligations, there will be 2,902,206 shares in the public float. If a sufficient number of Stockholders tender their Shares pursuant to the Offer, the Company's Common Stock might be subject to delisting by the AMEX, and the Company would have the right to cease to be subject to the regulations of the Exchange Act. See "The Offer -- Listing on the AMEX."

     I. Management Stock Option Plan and Employment Agreements; Conflicts of Interest. In considering the recommendation of the Board with respect to the Offer and Recapitalization, stockholders should be aware that certain officers and directors, in recommending that stockholders tender a number of shares sufficient to satisfy the Minimum Tender Condition and up to the Maximum Tender, have direct or indirect interests, which are separate from their interests as Company stockholders and which are not identical to those of unaffiliated stockholders of the Company. Prior to the Offer and Recapitalization, management, employees and directors had vested and unvested options and warrants exercisable into shares representing 7.8% and 3.4% of the pro forma currently outstanding shares, respectively. After the Offer and Recapitalization, and pursuant to the New Option Plan, management, employees and directors will have vested options, unvested options and performance-based, unvested options exercisable into 6.0%, 5.0% and 6.5% of the pro forma shares outstanding, respectively, in the event of both the Maximum Tender and the Minimum Tender. See "The Offer and Recapitalization -- New Option Plan." In addition, two of the Company's directors are investing in the Preferred Stock and the Company's senior executives will be entering into new employment agreements in connection with the Offer and Recapitalization and will receive bonuses from the Company in respect of 1995 performance payable upon consummation of the Recapitalization. See "The Offer and Recapitalization -- Conflicts of Interest."

     J. Decrease in Availability of Net Operating Loss Carryforwards to Reduce Future Income Tax Liabilities. As a result of the issuance of the Preferred Stock in the Recapitalization, the Company will experience an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), which will substantially decrease the Company's ability to utilize its Federal income tax net operating loss carryforwards to shelter future taxable income. Section 382 of the Code generally provides that following the "ownership change," a corporation's

(the "Loss Corporation") ability to use net operating loss carryforwards will be subject to an annual limitation equal to the product of (i) the fair market value of the Loss Corporation's stock at the time of the ownership change and
(ii) the long-term tax-exempt rate published by the Internal Revenue Service at the time of the ownership change (currently 5.46%).

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER AND RECAPITALIZATION

     During June and July 1995, the Board determined that the ongoing amortization payments of the Company's senior term debt, the restrictions and conditions imposed on the Company by the Senior Secured Credit Agreement, the impending maturity of the 9 1/4% Notes, and the overall level of the Company's debt service requirements were making it increasingly difficult for the Company to provide competitive services, execute its strategic plan, and capitalize on potential growth opportunities. In making that determination, the Board took into consideration that certain of the Company's operations were not meeting their financial objectives and were not generating sufficient cash flow in light of the Company's current capital structure. As a result, the Board directed management to retain a financial advisor in order to develop strategic alternatives for the Company with respect to the Company's capitalization.

     On August 7, 1995, the Company announced that it had retained Alex. Brown & Sons Incorporated as its financial advisor ("Alex. Brown" or the "Financial Advisor") to assist in refinancing the Company's debt and rationalizing the Company's capital structure. As part of its engagement, the Financial Advisor was directed to assist the Company in developing various alternatives for generating capital and developing a capital structure appropriate for achieving the Company's strategic goals.

     On August 22, 1995, management presented various strategic alternatives for consideration by the Board, including a written presentation relating thereto prepared by the Financial Advisor. As a result of the information presented to the Board, it was determined that the Company should proceed with a private placement of subordinated debt securities with warrants to acquire Common Stock to refinance the Company's bank debt and the 9 1/4% Notes, and to provide additional working capital.

     Following development of a private placement memorandum and a marketing plan with the Company, the Financial Advisor in conjunction with IndoSuez Capital, acting as co-placement agents, contacted approximately fifty-five potential institutional investors over the period from October 1995 to November 1995 with respect to the proposed sale by AEG of $35,000,000 of Senior Subordinated Notes together with warrants to acquire Common Stock.

     In the course of the Company's marketing activities and meetings with potential investors, the Company and the Financial Advisor were asked on multiple occasions to consider alternative financing structures which involved a more extensive recapitalization of the Company, including the issuance of equity or equity-linked securities in conjunction with subordinated debt securities. The Board determined that it was in the best interests of Stockholders to broaden the scope of its possible alternatives to include discussions of a more extensive recapitalization, as well as continuing to market the subordinated debt private placement. Pursuant to the Board's instructions, management contacted, among others, Welsh, Carson, Anderson & Stowe ("WCAS"), and began discussions with respect to a recapitalization of the Company. WCAS is a private equity firm with aggregate capital of approximately $3.5 billion. WCAS's investments are primarily in the information services and health care industries. Upon the closing of the Offer and the Recapitalization, Richard H. Stowe and Thomas E. McInerney, general partners of WCAS, will be added to the Board. See "The Offer and Recapitalization -- Securities Purchase
Agreement -- Other Terms."

     During November and December 1995, the Company continued discussions with potential investors regarding both the subordinated debt private placement and a more extensive recapitalization of the Company. At its regular November meeting, the Board was updated by management and the Financial Advisor as to the status of the financing efforts. By the end of December 1995, the Company had narrowed the scope of its discussions to two investor groups, including WCAS. Both of these investor groups were focused on a broader recapitalization of the Company involving both subordinated debt and equity-linked securities, the terms of which were preliminary in nature at that time. In addition, both transactions involved a change of control. In view of the Company's operating environment as well as the positions taken by the Company's existing lenders in connection with the Third Amendment, management and the Board placed an increasing emphasis on the timing and the risks of non-consummation associated with any proposed transaction. In early January 1996, the Company determined that the other potential investor group would be unlikely to be able to provide an adequate level of certainty and timeliness in closing a transaction. As a result, the Company continued discussions with WCAS while attempting to determine whether any competing financing bids could be developed.

     In mid-January 1996, the Company received a competing financing bid from a new investor group involving the original subordinated debt financing structure, which did not contemplate a change in control. Throughout January 1996, the Company continued negotiations with WCAS while also negotiating with this new investor group.

     The Board held two special meetings in January to review the status of the negotiations with respect to the financing. At the second meeting, on January 23, 1996, management and the Financial Advisor advised the Board that negotiations with WCAS and the new investor group had reached a point where the terms and conditions of the transactions were substantially fixed and that both WCAS and the new investor group might require an agreement of exclusivity in order to proceed. A discussion then followed regarding the relative merits and risks of the two transactions, including the following: (a) likelihood of completion; (b) pro forma capitalization; (c) returns to Stockholders based on the different capitalizations implicit in the two transactions each of which encompassed identical operating projections; (d) effect of the different capital structures on the likelihood of the Company's future success; (e) the cost of capital; (f) equity dilution; (g) earnings per share dilution; (h) financial covenants and other restrictions; (i) status of investor due diligence and detailed negotiations; (j) management equity incentives; (k) each investor group's relative investment experience and track-record in the Company's industry; and (l) the other terms and conditions of each transaction.

     Based upon these factors, the Board determined at the January 23, 1996 meeting, that each transaction offered significant benefits and would be more preferable to the continuation of the status quo. The Board directed management to continue discussions with both parties and, if management concluded that one transaction was superior to the other, to proceed with further negotiations with such party with a view towards presenting definitive agreements to the Board for approval. Over the next few days, both groups clearly indicated they required exclusivity arrangements. Management, after consultation with the individual Board members concerning the items referred to in the last sentence of the preceding paragraph, determined that the Company should enter into exclusive discussions with WCAS and proceed with final negotiations leading up to the Offer and Recapitalization.

DETERMINATION OF THE BOARD; FAIRNESS OF THE OFFER AND RECAPITALIZATION

     At its meeting held on February 16, 1996, subject to the satisfactory final resolution of the terms of the transactions, the Board unanimously approved the Offer and Recapitalization and the transactions associated therewith, and concluded that the Transaction is fair to, and in the best interests of, the Stockholders. WCAS had proposed during the last stages of the negotiations that the conversion price of the Preferred Stock and the per share price in the Offer should be $0.25 and $1.00, respectively, over the price of the Common Stock on the last trading day prior to the first public announcement of the transactions. That formula would have resulted in a conversion price of $1.9375 and an Offer price of $2.6875 based on the February 16, 1996 closing price. The Board authorized Mr. Cowart at the February 16 Board Meeting to propose a conversion price of $2.125 and an Offer price of $2.875, which proposal was accepted by WCAS.

     In arriving at its determination that the Offer and Recapitalization and the transactions associated therewith are fair, the Board considered numerous factors, including those described under "Special Factors -- Background of the Offer and Recapitalization" and the following:

          1. Premium to Stockholders over Market Price of the Shares. Since January 1, 1995, the Company's Common Stock traded at a high of $5 1/8 and a low of $1 9/16 as shown in the following table.

                                                           HIGH       LOW        VOLUME
                                                          ------     ------     ---------
    Calendar 1995:
      January...........................................  $5.125     $4.375       442,500
      February..........................................   5.000      4.125       440,700
      March.............................................   4.313      3.375       511,100
      April.............................................   3.938      3.563       360,400
      May...............................................   3.625      2.875       793,100
      June..............................................   3.875      3.125       397,800
      July..............................................   4.688      3.000       788,500
      August............................................   3.750      2.938       479,900
      September.........................................   3.875      3.125       335,800
      October...........................................   3.250      2.250       438,800
      November..........................................   2.563      1.875       719,800
      December..........................................   2.375      1.750     1,004,800
    Calendar 1996:
      January...........................................  $2.375     $1.563       400,900
      February (through February 21)....................   1.875      1.625       290,900

          The Offer allows Stockholders to receive a Purchase Price which is higher than any price at which the Company's Common Stock has traded for at least four months prior to the announcement of the Offer. The Purchase Price represents (a) a premium of 64.3% over the closing sales price of the Common Stock on the AMEX on February 21, 1996, the last trading day prior to the announcement of the Offer and (b) a premium of 65.5% over the average closing sales price of the Common Stock on the AMEX during the four-week period ended February 21, 1996. In addition, the Board noted that the historically thin trading market for the Common Stock may restrict the ability of any public Stockholder to rapidly liquidate any significant number of Shares, and none of the other alternatives considered by the Board offered all the Stockholders an opportunity to sell a majority of their Shares at a premium price. The Board also noted that Stockholders who sell their Shares pursuant to the Offer will not participate in any future appreciation in the price of the Common Stock. The Company urges Stockholders to obtain current market quotations for the Common Stock.

          2. Leverage; Debt Service Requirements; Liquidity. As of December 31, 1995, the Company had total debt of $48,125,000 and total Stockholders' equity of $13,355,000. In addition, due to the classification of the 9 1/4% Notes as current liabilities, the Company had a working capital deficit of ($9,224,000) as of December 31, 1995. The Company's leverage and debt service requirements are significant and could affect the Company's ability to grow and its levels of profitability. As a result of its failure to comply with certain financial covenants in its senior bank lending agreement, the Company entered into the Third Amendment effective September 30, 1995. The Third Amendment includes waivers and adjustments to the financial covenants, a material adverse effect clause and the Company's agreement to consummate a recapitalization prior to June 30, 1996. If the Company does not recapitalize prior to June 30, 1996, certain conditions will restrict all future payments due on all of the Company's subordinated debt and will prohibit all future payments due on the non-cancelable building lease associated with discontinued operations. These events could cause a default under the subordinated debt and building lease. Management believes that consummating the Recapitalization is essential to ensuring an adequate level of liquidity in the future.

          3. Book Value. As of December 31, 1995, the book value of the Company's Common Stock was $1.34 per Share, or $13,355,000, and the net tangible book value of the Company's Common Stock was $(3.51) per Share, or $(35,055,000). If the Maximum Tender or Minimum Tender occurs, and the Recapitalization is completed, the book value per Share, assuming the Offer and Recapitalization had been completed on December 31, 1995 and including the Preferred Stock on an "as-converted" basis, would be $1.18 and $1.27 per Share, respectively, and the net tangible book value per Share would be $(2.62) or $(1.73), respectively.

          4. Value of Securities Issued in the Recapitalization: Management, with the assistance of the Financial Advisor, reviewed with the Board the terms and conditions of the securities to be issued by the Company in the Recapitalization, and the Board determined that each of the securities separately, and when taken together as a single financing, was at least as favorable as any other financing alternatives available to the Company.

          5. Potential Alternatives: The Board determined that the Offer and Recapitalization represented the best alternative available to the Company. Alternatives considered included:

             (i) Continuation of the status quo. This alternative was deemed unacceptable because the terms of the Third Amendment require the Company to complete, prior to June 30, 1996, a recapitalization including repayment of the senior term loan and the redemption of the 9 1/4% Notes. Pursuant to the Third Amendment, in the event that a recapitalization does not occur by June 30, 1996, certain conditions will restrict all future payments due on all of the Company's subordinated debt and will prohibit all future payments due on the non-cancelable building lease associated with discontinued operations. These events could cause a default under the subordinated debt and building lease. Continuation of the status quo was also deemed unacceptable because the Board and management believe that the Company cannot take advantage of current expansion opportunities without a more permanent capital structure and that the Company's current highly leveraged position might in the future adversely affect its relationships with its customers and suppliers.

             (ii) A partial recapitalization involving primarily the issuance of subordinated debt. This alternative was deemed to be better than continuation of the status quo because it would fulfill the Company's agreement pursuant to the Third Amendment to recapitalize and resolve liquidity issues with respect to the redemption of the 9 1/4% Notes. However, the Company would remain highly leveraged and be potentially restricted, as a result, with respect to growth and future profitability.

             (iii) A sale of a division of the Company, or a sale of the Company. This alternative was deemed to be unlikely because the Company's recent financial performance has been poor and the Company has only recently completed a major corporate restructuring. In addition, subsequent to the announcement by the Company on August 7, 1995 that the Financial Advisor had been retained to explore various alternatives to recapitalize the Company, there were no firm expressions of interest in acquiring either of the Company's major divisions, or acquiring or combining with the Company. In that connection, the Board took into consideration the $1,000,000 termination fee payable to WCAS in the event of an alternative transaction. See "The Offer and Recapitalization -- Securities Purchase Agreement -- Termination; Termination Fee and Expenses."

             (iv) Liquidation of the Company. The Board concluded that liquidation of the Company would result in little, if any, value for Common Stockholders, given the Company's highly leveraged financial condition and its negative tangible book value.

          6. Fairness Opinion: The Board also considered that on February 16, 1996, the Financial Advisor advised the Board that, subject to the satisfactory final resolution of the terms of the transactions, it was prepared to deliver its fairness opinion and on February 21, 1996, the Financial Advisor delivered its written opinion that, as of such date, the Transaction is fair, from a financial point of view, to the holders of Common Stock (other than WCAS CP II and its affiliates). For information on, among other things, the assumptions made, matters considered and limitations on the review undertaken by Alex. Brown, see "Special
     Factors -- Opinion of Alex. Brown & Sons Incorporated." The Board took into account that this opinion followed consultations between the Financial Advisor and various members of management, a thorough review and discussion of factors the Financial Advisor deemed relevant, and the Financial Advisor's experience of having been involved in the marketing of the subordinated debt private placement and party to negotiations with WCAS and other potential investor groups.

     Except for giving significant weight to (a) the analysis of the alternatives available to the Company and the requirements of the Third Amendment and the 9 1/4% Notes and (b) the financial advice and the fairness opinion of the Financial Advisor, the Board did not give any greater weight to any of the factors considered than to any other factors.

     In view of the engagement of the Financial Advisor by the Board as an independent financial advisor with respect to the fairness, from a financial point of view, of the Transaction to the holders of Common Stock (other than WCAS CP II and its affiliates), the Board did not consider it necessary to retain an unaffiliated representative to act solely on behalf of the Common Stockholders for the purpose of negotiating the terms of the Offer. In making their determination, the Board noted that four of the five directors were considering investing in the Preferred Stock and/or would be entering into new employment agreements and receiving bonuses. See "The Offer and Recapitalization -- Conflicts of Interest." Accordingly, the Board conditioned its determination on the prior approval of the fifth director, William H. Watkins, Jr. In connection with this determination, Mr. Watkins reviewed the terms of the Preferred Stock with the Financial Advisor during the February 16, 1996 Board meeting.

OPINION OF ALEX. BROWN & SONS INCORPORATED

     The Company retained Alex. Brown on August 7, 1995 to act as the Company's financial advisor in connection with refinancing its debt and rationalizing the Company's capital structure. Pursuant to a subsequent amendment to Alex. Brown's engagement letter, the scope of the engagement was later expanded to include consideration of the Offer and rendering an opinion to the Board as to the fairness, from a financial point of view, of the Transaction to the holders of Common Stock (other than WCAS CP II and its affiliates).

     At the February 16, 1996 meeting of the Board, representatives of Alex. Brown made a presentation with respect to the Offer and Recapitalization and advised the Board that, subject to the satisfactory final resolution of the terms of the transactions, Alex. Brown was prepared to deliver its fairness opinion. On February 21, 1996, Alex. Brown delivered in writing its opinion that, as of such date, and subject to the assumptions made, matters considered and limitations set forth in such opinion and summarized below, the Transaction is fair, from a financial point of view, to the holders of Common Stock (other than WCAS CP II and its affiliates). In arriving at its opinion, Alex. Brown was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets nor was Alex. Brown authorized to negotiate, and did not negotiate, with any parties in connection with the transactions. No other limitations were imposed by the Board upon Alex. Brown with respect to the investigations made or procedures followed by it in rendering its opinion.

     The full text of Alex. Brown's written opinion dated February 21, 1996 (the "Alex. Brown Opinion"), which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex A and is incorporated herein by reference. Stockholders are urged to read the Alex. Brown Opinion in its entirety. The Alex. Brown Opinion is directed to the Board, addresses only the fairness, from a financial point of view, of the Transaction to the holders of Common Stock (other than WCAS CP II and its affiliates), and does not constitute a recommendation to the Stockholders as to whether such Stockholders should tender their shares of Common Stock in the Offer or how Stockholders should vote at any stockholders' meeting held in connection with the Recapitalization. The Alex. Brown Opinion was rendered to the Board for its consideration in determining whether to approve the Offer and the Recapitalization. The discussion of the Alex. Brown Opinion in this Offer to Purchase is qualified in its entirety by reference to the full text of the Alex. Brown Opinion.

     In connection with the Alex. Brown Opinion, Alex. Brown (i) reviewed certain publicly available financial information and other information concerning the Company, (ii) reviewed certain internal financial analyses and other information furnished to it by the Company, (iii) held discussions with members of the senior management of the Company regarding the businesses and prospects of the Company, (iv) reviewed the reported prices and trading activity for the Common Stock of the Company, (v) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (vi) reviewed the financial terms of certain business combinations and acquisitions of less than 100% of target companies which it deemed comparable in whole or in part, (vii) reviewed the terms of drafts dated February 20, 1996 of the Securities Purchase Agreement and certain related documents, and (viii) performed such other studies and analyses and considered such other factors as Alex. Brown deemed appropriate.

     In conducting its review and arriving at its opinion, Alex. Brown assumed and relied upon, without independent verification, the accuracy, completeness and fairness of the information furnished to or otherwise reviewed by or discussed with it for purposes of rendering its opinion. With respect to the information relating to the prospects of the Company provided to Alex. Brown by the Company, Alex. Brown assumed that such information reflected the best currently available judgments and estimates of the management of the Company as to the likely future financial performance of the Company. Alex. Brown did not make an independent evaluation or appraisal of the assets of the Company (nor has Alex. Brown been furnished with any such appraisals), nor did it make any physical inspection of the properties or assets of the Company. In arriving at its opinion, Alex. Brown was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor was Alex. Brown authorized to negotiate, and Alex. Brown did not negotiate, with any parties in connection with the transactions. Alex. Brown noted that the valuation of the Company securities to be outstanding after completion of the Offer is subject to uncertainties and contingencies, including, without limitation, the liquidity of the market, if any, for such securities, prevailing interest rates, market conditions and the condition and prospects of the Company, all of which are difficult to predict. Alex. Brown expressed no opinion as to the price at which the Common Stock will trade subsequent to consummation of the Offer and Recapitalization. In addition, Alex. Brown expressed no opinion as to the adequacy or fairness of any consideration to be received in the Transaction by the Purchasers. The Alex. Brown Opinion is based on market, economic and other conditions as they existed and could be evaluated as of the date of the opinion letter.

     The following is a summary of the analyses performed and factors considered by Alex. Brown in connection with rendering the Alex. Brown Opinion.

     Historical Stock Price Performance. Alex. Brown reviewed and analyzed the daily closing per share market prices and trading volume for the Common Stock, from January 1, 1993 to February 16, 1996, from February 15, 1995 to February 16, 1996, and from August 7, 1995 to February 16, 1996. Alex. Brown also reviewed the daily closing per share market prices of the Common Stock and compared the movement of such daily closing prices over the period from February 15, 1995 to February 16, 1996 with the movement of (i) Standard & Poor's 500,
(ii) an index of publicly traded electronics distributors (Arrow Electronics, Inc., Bell Microproducts, Inc., Cerplex Group, Inc., Jaco Electronics, Inc., and Wyle Electronics,) (collectively, the "Distributor Companies"), (iii) an index of publicly traded contract manufacturing companies (ACT Manufacturing, Inc., Altron Inc., Benchmark Electronics, Inc., Dovatron International, Flextronics International Limited, Group Technologies Corp., Jabil Circuit, Inc., Merix Corp., Reptron Electronics, Inc., and Sanmina Corp.) (collectively, the "Contract Manufacturing Companies"), and (iv) PC Service Source, Inc. Common Stock. Alex. Brown noted that, on a relative basis, Aurora underperformed all of these indices and the PC Service Source, Inc., Common Stock over such period. This information was presented to give the Board background information regarding the stock prices of the Company over the periods indicated.

     Analysis of Certain Other Publicly Traded Companies. Alex. Brown compared certain financial information (based on the commonly used valuation measurements described below) relating to the Company to certain corresponding information from the Distributor Companies and the Contract Manufacturing Companies. Such financial information included, among other things, (i) common equity market valuation; (ii) capitalization ratios; (iii) operating performance; (iv) ratios of common equity market value as adjusted for debt and cash ("Adjusted Value") to revenues, earnings before interest expense and income taxes ("EBIT"), and earnings before interest expenses, income taxes, depreciation and amortization ("EBITDA"), each for the latest twelve months ("LTM"), as derived from publicly available information; and (v) ratios of common equity market prices per share ("Equity Value") to earnings per share ("EPS"). Alex. Brown noted that, on a LTM basis, the multiple of Adjusted Value to revenues was 0.5x for the Company, compared to a range of 0.3x to 0.8x, with a mean of 0.6x and a median of 0.5x, for the Distributor Companies, and a range of 0.3x to 2.5x, with a mean of 1.2x and a median of 1.0x for the Contract Manufacturing Companies; the multiple of Adjusted Value to EBIT was 20.3x for the Company, compared to a range of 6.7x to 11.3x, with a mean of 8.4x and a median of 7.8x, for the Distributor Companies, and a range of 9.3x to 33.7x, with a mean of 15.1x and a median of 11.3x for the Contract Manufacturing Companies; and the multiple of Adjusted Value to EBITDA was 10.3x for the Company; compared to a range of 6.2x to 10.2x, with a mean of 7.6x and a median of 7.1x for the Distributor Companies, and a range of 6.8x to 23.2x, with a mean of 11.5x and a median of 9.5x for the Contract Manufacturing Companies. Alex. Brown further noted that the ratio of net debt (total debt, including leases, less cash and equivalents) to market capitalization was 289.1% for the Company, compared to a range of 16.8% to 88.5%, with a mean of 49.1% and a median of 43.5% for the Distributor Companies, and a range of (11.4%) to 96.8%, with a mean of 21.2% and a median of 3.9% for the Contract Manufacturing Companies. Alex. Brown indicated to the Board that (i) comparisons of the Company's EBIT and EBITDA multiples were relatively less meaningful given the Company's depressed earnings and cash flow and (ii) the Company's revenue multiples generally were in the low end of the ranges for the Distributor Companies and the Contract Manufacturing Companies.

     Break-up Analysis. Alex. Brown reviewed and analyzed the Century and ARS divisions of the Company to determine the range of values for a hypothetical sale of the Company by business segment. The segment valuations were based on the comparable company analysis for each segment described above and (i) were based on annualized results derived from fiscal year 1996 first quarter results provided by the Company's management, (ii) did not take into account any discount related to distress and (iii) assumed that the Company's net operating losses and tax credits would be available and sufficient to shelter any gains in the hypothetical sales. Alex. Brown advised the Board that each of (i), (ii) and
(iii) in the immediately preceding sentence, as well as the likely requirement to obtain the consent of the Company's secured lenders to these asset sales, would make the range of values determined by this analysis less likely to be obtained in an actual sale of the Company by business segment. This analysis yielded a range of implied value per the Company common share of $0.18 to $2.57.

     Liquidation Analysis. Alex. Brown performed a liquidation analysis of the Company to determine the range of values for a hypothetical liquidation of the Company's assets. Different categories of assets were valued based on a range of discounts to book value in a liquidation setting. This analysis yielded a range of implied value per common share of the Company of ($3.36) to ($2.18).

     Analysis of Selected Mergers and Acquisitions. Alex. Brown reviewed the financial terms, to the extent publicly available, of 12 proposed, pending or completed mergers and acquisitions since June 1994 in the following areas: six electronics distributor transactions and six contract manufacturing transactions (together, the "Selected Transactions"). Alex. Brown calculated various financial multiples based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples of the Company. The six transactions reviewed, in reverse chronological order of public announcement, were: (i) Premier Industrial by Farnell Electronics (announced January 1996), (ii) Deerco, Inc. by Richey Cypress Electronics (announced November 1995), (iii) Added Value Electronics by All American Semiconductor (announced June 1995), (iv) Vantage Components by Bell Microproducts (announced May 1995), (v) Anthem Electronics by Arrow Electronics (announced November 1994) and (vi) Gates/F.A. Distributing by Arrow Electronics (announced June 1994). The six contract manufacturing transactions, in reverse chronological order of public announcement, were (i) Assembly Solutions, Inc. by Sanmina Corporation (announced May 1995), (ii) Assembly and Automation Corp. by Electronic International (announced April 1995) (iii) Group Technologies' subsequently terminated proposal to acquire Smarflex Systems (announced March
1995), (iv) nChip, Inc. by Flextronix International (announced October 1994),
(v) the San Jose division of Computronix Corp. by Sanmina Corporation (announced January 1995) and (vi) Astrio Corporation by Altron Corporation (announced June
1994). Alex. Brown noted that the multiple of total consideration to LTM revenues for the Selected Transactions was a range of 0.2x to 4.0x, with a mean of 1.0x and a median of 0.6x, and the multiple of total consideration to LTM operating income for the Selected Transactions was a range of 9.3x to 12.1x, with a mean of 10.6x and a median of 10.3x. Alex. Brown further noted that the multiple of total consideration to LTM net income for the Selected Transactions was a range of 15.4x to 26.0x, with a mean of 19.1x and a median of 15.8x, and the multiple of total consideration to book value for the Selected Transactions ranged from 1.9x to 2.4x, with a mean of 2.2x and a median of 2.2x.

     Alex. Brown also presented information published by IDD Mergers & Acquisitions regarding the average premium over target stock prices one day and one month before transactions announced from 1990 through the second quarter of 1995. These average one day and one month premiums were: (i) 36.4% and 45.0%, respectively, for 1990, (ii) 37.8% and 53.3%, respectively, for 1991, (iii) 39.9% and 47.4%, respectively, for 1992, (iv) 34.2% and 42.0%, respectively, for 1993, (v) 36.0% and 44.2%, respectively, for 1994 and (vi) 34.6% and 44.6%, respectively, for the first half of 1995.

     Premium Analysis. Alex. Brown reviewed the premiums over market value, based on certain publicly available information, in eight change of control transactions involving less than 100% of the target's outstanding stock (the "Partial Acquisitions"). The Partial Acquisitions, in reverse chronological order of public announcements were (i) Minnesota Power & Light's proposed acquisition of 80% of ADESA Corp. (announced January 1995), (ii) ZENECA Group PLC's acquisition of 50% of Salick Health Care, Inc. (announced December 1994),
(iii) Roaster's Corp.'s acquisition of 56% of Clucker's Wood Roasted Chicken (announced July 1994), (iv) Fresenius AG's acquisition of 53% of Gull Laboratories (announced May 1994), (v) Abaco Casa del Bolsa's acquisition of 51% of Rodman & Renshaw Capital (announced November 1993), (vi) Hoechst Celanese Corp.'s acquisition of 51% of Copley Pharmaceutical (announced October 1993), and (viii) Roche's acquisition of 50% of Genentech (announced February 1990). Alex. Brown noted that the Partial Acquisitions were effected at a range of premiums to the target's per share market price four weeks prior to announcement and to the target's per share market price one day prior to announcement of 14.3% to 90.9%, with a mean of 54.5% and a median of 59.5%, and -5.9% to 67.7%, with a mean of 38.2% and a median of 43.6%, respectively, versus transaction premiums of 53.3% and 64.3%, respectively, for the Offer. All multiples for the Partial Acquisitions were based on public information available at the time of announcement of such transaction.

     Discounted Cash Flow Analysis. Alex. Brown performed a discounted cash flow analysis for the Company assuming consummation of the transactions at different levels of Offer participation. The discounted cash flow approach values a business based on the current value of the future cash flow that the business will generate. To establish a current value under this approach, future cash flow must be estimated and an appropriate discount rate determined. Alex. Brown used estimates of projected financial performance for the Company (assuming consummation of the Recapitalization) for the year 1996 through 2000 prepared by management. For a discussion of management's financial projections, see "Certain Information about the Company -- Summary Financial Information" and "Certain Information about the Company -- Certain Projections." Alex. Brown aggregated the present value of the cash flows through 2000 with the present value of a range of terminal values. Alex. Brown discounted these cash flows at ranges of discount rates ranging from 16.5% to 22.5%, in the Minimum Tender, and 16.0% to 22.0%, in the Maximum Tender. The terminal value was computed based on projected EBITDA in calendar year 2000 and a range of terminal multiples of 5.0x to 8.0x. Alex. Brown arrived at such discount rates based on its judgment of the weighted average cost of capital of publicly traded Distributor Companies and Contract Manufacturing Companies, and arrived at such terminal values based on its review of the trading characteristics of the common stock of the Contract Manufacturing Companies and the Distributor Companies. This analysis indicated ranges of implied values of $2.78 to $5.33 and $2.83 to $5.67 per non-tendered Company common share in the Minimum Tender and the Maximum Tender, respectively.

     Post-Recapitalization Analysis. Alex. Brown utilized the valuation methodologies described above under "-- Analysis of Certain Other Publicly Traded Companies," "Analysis of Selected Mergers and Acquisitions" and
"-- Discounted Cash Flow Analysis," and the pro forma post-Recapitalization balance sheet information of the Company to indicate ranges of implied value per non-tendered Company common shares in the Minimum Tender and Maximum Tender. Based on this analysis, Alex. Brown then calculated the range of per Company common share blended value to tendering stockholders as a function of per share values of non-tendered shares ranging from $1.00 to $5.00 in different Offer participation scenarios. For example, in the Minimum Tender, the per share blended values ranged from $1.40 to $4.55, and in the Maximum Tender, the per share blended values ranged from $2.30 to $3.53.

     No company used in the analysis of other publicly traded companies nor any transaction used in the analysis of selected mergers and acquisition or premium analysis summarized above is identical to the Company and Offer and Recapitalization. Accordingly, such analyses must take into account differences in the financial and operating characteristics of the selected companies and the companies in the Selected Transactions and the Partial Acquisitions and the other factors that would affect the public trading value and acquisition value of the Selected Companies and the Selected Transactions and Partial Acquisitions, respectively.

     While the foregoing summary describes all analyses and factors that Alex. Brown deemed material in its presentation to the Board, it is not a comprehensive description of all analyses and factors considered by Alex. Brown. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Alex. Brown believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Alex. Brown Opinion. In performing its analyses, Alex. Brown considered general economic, market and financial conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Alex. Brown are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. Additionally, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be sold.

     Pursuant to a letter agreement dated August 7, 1995 between the Company and Alex. Brown, as amended on February 15, 1996, if the Offer and Recapitalization is consummated, the Company has agreed to pay Alex. Brown a fee ("Financial Advisory Fee") of $575,000 for acting as its financial advisor in connection with the Transactions, a fee of $100,000 for acting as Dealer Manager for the Offer and a fee of $125,000, equal to 1.25% of the $10,000,000 of Subordinated Notes to be issued in the Offer and Recapitalization. The Company has also previously paid Alex. Brown a retainer of $100,000, which will not be credited against any Financial Advisory Fee, and has agreed to pay Alex. Brown $250,000 for rendering the Alex. Brown Opinion, which will not be credited against any Financial Advisory Fee. In addition, the Company has agreed to reimburse Alex. Brown for its reasonable out-of-pocket expenses incurred in connection with rendering financial advisory services, including fees and disbursements of its legal counsel, the Company has agreed to indemnify Alex. Brown and its directors, officers, agents, employees and controlling persons, for certain costs, expenses, losses, claims, damages, and liabilities related to or arising out of its rendering of services under its engagement as financial advisor.

     The Board retained Alex. Brown to act as its advisor based upon Alex. Brown's qualifications, reputation, experience and expertise. Alex. Brown is an internationally recognized investment banking firm and, as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for corporate and other purposes. Alex. Brown may trade the equity securities of the Company for its own account and for the account of its customers and, accordingly, may at any time hold a long or short position in such securities. Alex. Brown regularly publishes research reports regarding the semiconductor and enabling component industries and the business and securities of publicly traded companies in the semiconductor and enabling component industries.

     A copy of the discussion materials presented by Alex. Brown to the Board in connection with the delivery of the Alex. Brown Opinion has been filed as an exhibit to the Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") filed with the Commission with respect to the Offer and may be inspected and copied, and obtained by mail, from the Commission as set forth in "Certain Information About the Company -- Additional Information," and will be made available for inspection and copying at the principal executive offices of the Company at 2030 Main Street, Suite 1120, Irvine, California 92714 during regular hours by any interested stockholder of the Company or his or her representative who has been so designated in writing.

                         THE OFFER AND RECAPITALIZATION

BACKGROUND

     The Company is offering to purchase from its Stockholders up to 6,500,000 Shares of its Common Stock at $2.875 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer, including a condition that at least 2,000,000 Shares be tendered and not withdrawn, and a condition that the Recapitalization and the transactions associated therewith be consummated.

     The Offer is being made as part of a comprehensive plan to recapitalize the Company through the issuance of debt and equity securities and to refinance certain indebtedness of the Company and AEG. The Company and AEG have entered into a commitment letter dated February 21, 1996 (the "Commitment Letter") with Chemical Bank, N.A. (the "Bank") under which the Bank has committed to provide AEG up to $35,000,000 of senior credit facilities (the "Senior Credit Facilities"). In addition, the Company has entered into the Securities Purchase Agreement with

WCAS VII, WCAS CP II and certain other investors, including two directors of the Company, pursuant to which (i) WCAS VII and the other investors (except WCAS CP
II) have agreed to purchase between an aggregate of 350,000 and 400,000 shares of the Company's Preferred Stock at a purchase price of $100 per share and (ii) WCAS CP II has agreed to purchase the $10,000,000 10% Senior Subordinated Note due September 2001 of the Company and between approximately 607,000 and 610,000 shares of Common Stock, for an aggregate purchase price of $10,000,000. See "The Offer and Recapitalization -- Purchase Agreement -- The Note." The proceeds from the sale of such Preferred Stock, Note and Common Stock would be used (a) to provide financing for the Offer and redeem the 9 1/4% Notes and (b) together with borrowings under the Senior Credit Facilities, to repay existing bank debt and for general corporate purposes, including working capital and transaction expenses. The Recapitalization would close simultaneously with the Offer.

SOURCE AND AMOUNT OF FUNDS

     If the Maximum Tender is completed and 6,500,000 Shares are purchased pursuant to the Offer, the Company estimates that approximately $58,767,000 will be required to purchase Shares pursuant to the Offer, to repay the existing senior debt, to redeem the 9 1/4% Notes and to pay the related fees and expenses. If the Minimum Tender Condition is fulfilled and 2,000,000 of the Shares are purchased pursuant to the Offer, the Company estimates that approximately $45,829,000 will be required for these purposes.

     The Company plans to obtain funds required for the Offer from the proceeds of the securities being sold in the Recapitalization. The table below outlines the sources and uses of funds for both the Maximum Tender and the Minimum
Tender:

                                                                    MAXIMUM     MINIMUM
                                                                    TENDER      TENDER
                                                                    -------     -------
                                                                       (IN THOUSANDS)
    Sources:
      Senior Credit Facilities....................................  $8,767      $  829
      The Note....................................................  10,000      10,000
      The Preferred Stock.........................................  40,000      35,000
                                                                    -------     -------
              Total sources.......................................  $58,767     $45,829
                                                                    =======     =======
    Uses:
      Purchase of Shares..........................................  $18,688     $5,750
      Repayment of bank term debt.................................  18,000      18,000
      Repayment of revolving credit line..........................   8,550       8,550
      Redemption of 9 1/4% Notes..................................   9,029       9,029
      Fees and expenses...........................................   4,500       4,500
                                                                    -------     -------
              Total uses..........................................  $58,767     $45,829
                                                                    =======     =======

SENIOR CREDIT FACILITIES

     The Company has received a commitment letter from the Bank for the Senior Credit Facilities which provides for up to $35,000,000 of borrowings, of which up to $20,000,000 may be used to partially repay the existing senior credit facilities and for approved future acquisitions, and up to $15,000,000 will be available for working capital purposes subject to a customary borrowing base formula. AEG will be the borrower under the Senior Credit Facilities, which will be secured by all of the assets and stock of AEG and all current and future subsidiaries of the Company and will be guaranteed by the Company and such subsidiaries.

     The Senior Credit Facilities will have a term of five years. The availability of the $20,000,000 line will reduce $1,000,000 each quarter, commencing June 30, 1996, with the remainder due and payable at maturity. The Senior Credit Facilities will also provide for mandatory prepayments in the event of asset sales, new stock or debt financings and extraordinary receipts. The interest rate will be based on LIBOR plus 2.75% or the Bank's Base Rate plus 1.25%, with interest rate adjustments based on the ratio of total funded senior debt to the Company's earnings before interest, taxes, amortization and depreciation. LIBOR is equal to the one, two, three or six month London Interbank Offer Rate adjusted at all times for statutory reserves. The Base Rate is equal to the higher of (a) Bank's Prime Rate, or (b) the Federal Funds Effective Rate plus 1/2 of 1%. The Company intends to repay the borrowings incurred as a result of the Offer and Recapitalization through internally generated cash flow.

     The Commitment Letter is subject to various conditions, including negotiation and execution of definitive loan documentation satisfactory to the Bank, completion of the Offer and Recapitalization on or prior to April 30, 1996, repayment of AEG's existing bank debt and the call for redemption of the 9 1/4% Notes, satisfactory completion of legal and environmental due diligence, receipt of and satisfaction with all documentation relating to the Offer and the Recapitalization and no material adverse change in the Company or AEG, as well as other customary conditions. It is anticipated that the definitive loan documentation will include terms, conditions, representations and warranties, covenants, indemnities and events of default and other provisions customary for such facilities and transactions of this type. The Senior Credit Facilities will provide for various financial covenants, which may include a fixed charge coverage test, a leverage test, an interest coverage test, and capital expenditure limitations. If the Bank's continuing review of materials regarding the Offer and the Recapitalization discloses, or the Bank otherwise discovers, information not previously disclosed to it which the Bank reasonably believes has or could have a material adverse effect on the Offer and the Recapitalization or on the Company or AEG, the Bank may, in its sole discretion, suggest alternative financing amounts or structures or decline to participate in the new bank financing. It is a condition to the closing under the Securities Purchase Agreement that the Senior Credit Facilities be in effect and a minimum of $15,000,000 be available thereunder.

SECURITIES PURCHASE AGREEMENT

     Under the terms of the Securities Purchase Agreement, WCAS VII and certain other investors have agreed to purchase between 350,000 and 400,000 shares of the Company's Preferred Stock, and WCAS CP II has agreed to purchase the Note and between 607,000 and 610,000 shares of Common Stock. A summary of the terms and conditions under which the Preferred Stock and Note will be issued is as follows:

     Preferred Stock: The Preferred Stock is comprised of between 350,000 and 400,000 shares of Convertible Preferred Stock, par value $0.01 per share, issued at $100 per share. The Preferred Stock has a liquidation preference of $100 per share plus accrued and unpaid dividends, and ranks senior to the Common Stock and all other preferred stock of the Company. The Preferred Stock has a dividend of 7% per share per annum. Dividends will accrue and be payable in cash upon conversion, liquidation or redemption of the Preferred Stock. Each share of Preferred Stock is convertible into the Company's Common Stock at a conversion price of $2.125 per share (the "Conversion Price"). The number of shares of Common Stock into which the Preferred Stock is convertible and the Conversion Price are subject to adjustment from time to time upon the occurrence of certain changes with respect to the Common Stock, including (i) for certain stock splits and combinations and stock dividends and (ii) on a weighted average formula basis in the event of certain issuances of Common Stock (or securities convertible or exchangeable for Common Stock), excluding shares issued pursuant to employee stock options and previously issued convertible securities, at a price per share less than the conversion price in effect at the time. The Company may require the holders of the Preferred Stock to convert into Common Stock upon the underwritten sale by the Company and/or selling stockholders of at least $20,000,000 of equity or convertible securities at a sale price or having a conversion price greater than two times the Conversion Price. The Preferred Stock is subject to mandatory redemption by the Company on September 30, 2006. The Company must offer to redeem all outstanding shares of the Preferred Stock on or prior to effecting a sale of all or substantially all of the assets or a merger or other transaction involving a 50% or more ownership change. The price at which such redemption would be effected would be equal to $100 per share, plus accrued and unpaid dividends to the redemption date.

     The holders of the Preferred Stock are entitled to vote on all matters put before the Common Stockholders and, for purposes of such a vote, each share of Preferred Stock shall be considered on an "as-converted" basis. On an "as-converted" basis, the holders of the Preferred Stock will hold a majority of the pro forma shares outstanding, regardless of the outcome of the Offer. A vote of the holders of a majority of the outstanding Preferred Stock is required for
(i) creation of a class or series of preferred stock ranking senior or pari passu to the Preferred Stock, (ii) amendment of the charter or by-laws of the Company, or (iii) merger or consolidation of the Company, sale of more than 50% of the voting equity, or sale or lease or other disposition of all or substantially all the assets of the Company. The holders of the Preferred Stock (and shares of Common Stock issued on conversion thereof) would be entitled to two "demand," two Form S-3 and unlimited "piggyback" registrations of such stock at the Company's expense.

     The Note: WCAS CP II will purchase the Note and between approximately 607,000 and 610,000 shares of Common Stock, for an aggregate purchase price of $10,000,000. The Note is structurally subordinate in right of payment to all bank debt of AEG, but would rank senior to all outstanding subordinated indebtedness, including without limitation the Company's existing 7 3/4% Convertible Subordinated Debentures and the 7% Subordinated Convertible Promissory Notes. The Note bears interest at a rate of 10% per annum, payable semi-annually in arrears in cash. The Note matures on September 30, 2001. If a Change of Control (as defined in the Note) occurs, (i) the Company would be required to repay its bank debt or obtain consents of the holders of the bank debt to the purchase of the Note pursuant to this provision, in either event within 30 days of such Change of Control, and (ii) thereafter, the Company would be required to make an offer to the holder or holders of the Notes to purchase the Notes at 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of the purchase. The Note is redeemable at any time at the option of the Company, in whole or in part, upon 30 days' notice at par value plus accrued interest plus a prepayment premium equal to 5% of the amount prepaid if such prepayment occurs prior to September 30, 1998, or 2.5% of the amount prepaid if such prepayment occurs on or before September 30, 1999. After September 30, 1999, the Note may be prepaid at the unpaid principal amount thereof plus accrued and unpaid interest. The Note contains certain restrictive covenants, including covenants restricting change-in-control transactions, limiting indebtedness, restricting certain payments and limiting the incurrence of liens.

     The Purchaser of the Note will also receive shares of Common Stock equal in number to the product of each of (a) the ratio of the Note issue amount to the Preferred Stock issue amount, (b) 12.5%, and (c) the sum of (X) the total number of shares into which the Preferred Stock is convertible and (Y) the total number of shares received by the holder of the Note pursuant to this calculation. Assuming the Minimum Tender and the Maximum Tender, the holder of the Note would receive approximately 610,000 and 607,000 shares of Common Stock, respectively. The holder of the Common Stock issuable in connection with the Note are, along with the holders of the Preferred Stock, entitled to two "demand," two Form S-3 and unlimited "piggy back" registrations of such stock at the Company's expense.

     Other Terms: The following is a summary of certain provisions of the Securities Purchase Agreement:

          Exclusivity. Prior to the closing date, and subject to any mutual agreement to terminate the Securities Purchase Agreement, neither the Company nor any of its officers, directors, agents or representatives may, directly or indirectly, solicit or initiate any discussions, submissions of proposals, or offers or negotiations or, subject to the fiduciary obligations of the Board under applicable law, other obligations of applicable law or the rules of the AMEX (in each case as advised by counsel in writing specifying such obligations), participate in any negotiations or discussions with, or provide any information or data or otherwise cooperate in any way with any person, other than WCAS, concerning any merger, consolidation, sale of substantial assets, sale of shares of capital stock or other equity securities, recapitalization, debt restructuring or similar transaction involving the Company or any of its subsidiaries.

          Certain Covenants of the Company. The Company covenants and agrees, among other things, prior to the closing date, that (i) the Company's business will be conducted in the ordinary course consistent with past practice; (ii) the Company will commence the Offer prior to February 28, 1996; (iii) the Company will use its best efforts to enter into the Senior Credit Facilities, terminate the Company's existing bank senior credit facility and provide for the redemption of all of the outstanding 9 1/4% Notes; (iv) the Company will use the proceeds from the Senior Credit Facilities and the issuance of the securities under the Securities Purchase Agreement to repay the Company's existing bank senior credit facility, repay all of the outstanding 9 1/4% Notes and purchase Shares pursuant to the Offer; (v) the Company will approve and implement the New Option Plan; and (vi) the Company will file a Certificate of Designations with the Secretary of State of Delaware to authorize the Preferred Stock.

          Certain Covenants of WCAS. WCAS covenants and agrees, for a period of one year following the closing date, that (a) it will not cause the Company to effect a "freeze-out merger," a "reverse split" or similar transaction having the primary intended purpose of forcing the elimination of all minority interest in the Company, unless an independent committee of directors approves such transaction and the Company obtains a fairness opinion from a nationally recognized investment banking firm that the consideration offered to the public shareholders in such transaction is fair from a financial point of view. In addition, WCAS covenants and agrees not to file an application or take actions with the primary intended purpose of causing no shares to be listed on a national securities exchange or the NASDAQ NMS or suspending the Company's filing obligations under the Exchange Act, unless the Offer itself or another transaction would compel such delisting or suspension by law or rule. Finally, WCAS also covenants and agrees to vote to approve the New Option Plan and an amendment to the Company's certificate of incorporation to increase the number of authorized shares of common stock to accommodate the number of shares issuable upon conversion of the Preferred Stock.

          Conditions Precedent to the Obligations of WCAS. The obligations of WCAS and the other purchasers under the Securities Purchase Agreement are subject to the satisfaction of certain conditions, including, but not limited to, (i) the tender by the Company's stockholders of a sufficient number of shares to satisfy the Minimum Tender Condition; (ii) the execution by the Company and the Bank of the Senior Credit Facilities;
     (iii) the satisfaction by the Company of its outstanding obligations under the Existing Credit Facility and the provision by the Company for the redemption of the 9 1/4% Notes; (iv) the accuracy of the Company's representations and warranties and the performance by the Company of all agreements and conditions required to be performed prior to the closing date; (v) the execution by the Company of the Registration Rights Agreement; (vi) the approval by the Company of the New Option Plan; and
     (vii) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

          Change in Composition of the Company's Board of Directors. As of the closing of the Offer and Recapitalization, the Company is required pursuant to the Securities Purchase Agreement to nominate up to four candidates for the Company's Board selected by WCAS VII, and the number of directors on the Board will be restricted to no more than seven directors. WCAS VII has advised the Company that they initially intend to designate only Richard H. Stowe and Thomas E. McInerney, general partners of WCAS, as directors of the Company.

          Indemnification. The Company and WCAS have agreed to indemnify, defend and hold harmless each other against all damages suffered by the indemnified party as a result of a breach of a representation, warranty or covenant under the Securities Purchase Agreement. The

     Company's indemnification obligations are subject to a $1,000,000 threshold (that is, the Company is not so obligated unless damages exceed $1,000,000) and are capped at the aggregate purchase proceeds paid by the Purchasers for the Preferred Stock and the Note. The representations and warranties of the Company (except for the representations and warranties related to tax matters, which survive for applicable statutory periods) survive until February 7, 1997.

          Fees. At the closing of the Offer and Recapitalization, a fee equal to 1% of the aggregate liquidation value of the Preferred Stock and principal amount of the Note will be payable in cash to WCAS. In addition, the Company has agreed to pay the reasonable fees and expenses of WCAS's legal counsel and accountants, as well as reasonable out-of-pocket expenses, incurred in connection with the Offer and the Recapitalization.

          Termination; Termination Fee and Expenses. The Securities Purchase Agreement may be terminated prior to the closing date by (i) mutual consent of WCAS and the Company; (ii) by either WCAS or the Company if the transactions contemplated by the Securities Purchase Agreement have not been consummated by June 30, 1996; (iii) by either party if the other party breaches, in any material respect, any of the representations and warranties contained in the Securities Purchase Agreement or if the other party breaches, in any material respect, any of the covenants contained in the Securities Purchase Agreement; (iv) by WCAS if the Board withdraws or modifies its approval of the Offer after receiving an alternative offer; or
     (v) by the Company if such termination is necessary to allow the Company to enter into an alternative transaction that the Board has determined in good faith to be more favorable to the Stockholders. If the events in clause
     (iv) or (v) occur, the Company has agreed to pay WCAS a termination fee of $1,000,000 and to pay the reasonable fees and expenses of WCAS's legal counsel and accountants, as well as reasonable out-of-pocket expenses, incurred in connection with the Offer and Recapitalization.

     THE FOREGOING DESCRIPTIONS OF THE SECURITIES PURCHASE AGREEMENT, THE PREFERRED STOCK, THE NOTE AND THE REGISTRATION RIGHTS APPLICABLE THERETO ARE SUMMARIES ONLY OF THE DOCUMENTS THAT FULLY DESCRIBE THE TERMS THEREOF, DO NOT PURPORT TO BE COMPLETE, AND ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE SECURITIES PURCHASE AGREEMENT AND THE FORMS OF THE CERTIFICATE OF DESIGNATIONS AND PREFERENCES OF THE PREFERRED STOCK, THE NOTE AND A REGISTRATION RIGHTS AGREEMENT, ALL OF WHICH ARE FILED AS EXHIBITS TO THE SCHEDULE 13E-3 AND THE
SCHEDULE 13E-4 AND ARE INCORPORATED HEREIN BY REFERENCE.

NEW STOCK OPTION PLAN

     As of the closing date, a new stock option plan (the "New Option Plan") will be established pursuant to which the Company will offer to exchange a number of options issued under the New Option Plan (to be determined based on the number of Shares of Common Stock outstanding after consummation of the Offer) in exchange for all options outstanding under the Company's current stock option plans and warrants outstanding pursuant to various warrant agreements. The total number of options available under the New Option Plan (the "Option Pool") will be equal to 17.5% of the pro forma shares outstanding at closing. Assuming the Minimum Tender and the Maximum Tender, the Option Pool will consist of 5,193,303 and 4,737,270 shares of Common Stock, respectively. The Option Pool will be divided into three tranches, as follows:

          Tranche A Options: Tranche A will be comprised of options equal to 34.3% of the Option Pool (6% of the 17.5% pro forma ownership). Tranche A Options will vest immediately at Closing, with the exception of Tranche A1 Options described below. 50% of the Tranche A Options issued to each of Jim
     C. Cowart, David A. Lahar and John P. Grazer (the "Tranche A1 Options") will vest ratably on the first day of each month for the 24 months following the first anniversary of the closing date. If a Tranche A1 Optionholder leaves voluntarily or is terminated for cause prior to the third anniversary of the closing date, such person's unvested Tranche A1

     Options will be forfeited. If such Tranche A1 Optionholder's employment terminates for any other reason, all of such Optionholder's Tranche A1 Options will vest upon termination.

          Tranche B Options: Tranche B will be comprised of options equal to 28.6% of the Option Pool (5% of the 17.5% pro forma ownership). Tranche B Options will vest at the rate of 25% each year over a four-year period commencing on the closing date, as long as the optionholder remains an employee of the Company.

          Tranche C Options: Tranche C options will be comprised of options equal to 37.1% of the Option Pool (6.5% of the 17.5% pro forma ownership). Tranche C Options will vest at the rate of 25% each year over a four-year period commencing on the sixth anniversary of the date of grant, but are subject to accelerated vesting according to annual performance-based targets based on the Company's actual and projected earnings before interest, taxes, depreciation and amortization less capital expenditures. The vesting of no more than 25% of the Tranche C Options may accelerate in any given annual period.

     Options issued as of the closing date will be issued with exercise prices set equal to the Conversion Price of the Preferred Stock. Any options in the Option Pool reserved for grant and granted at some later date will have an exercise price not less than the fair market value of the Common Stock at the date of the grant.

     The Company's employees and directors currently have options and warrants to purchase 1,267,740 shares of Common Stock, all at prices in excess of the Conversion Price of the Preferred Stock. To the extent that employees do not accept the Company's offer to exchange their current options for options issued under the New Option Plan, the Option Pool will be reduced as follows: (a) Tranche A Options will be reduced by the number of vested options held by employees not accepting the Company's offer to exchange; and (b) Tranche B Options will be reduced by the number of unvested options held by employees not accepting the Company's offer to exchange. The table below contains certain information with respect to options and warrants currently held by employees and directors, as well as a calculation of employee and director ownership pro forma for the Offer and Recapitalization and as though such options and warrants were exchanged for options under the New Option Plan and exercised:

                                                      PRO FORMA FOR THE OFFER AND RECAPITALIZATION
                                                    -------------------------------------------------
                          AS OF DECEMBER 31, 1995       MAXIMUM TENDER            MINIMUM TENDER
                          -----------------------   -----------------------   -----------------------
                          NUMBER OF    PRO FORMA                 PRO FORMA                 PRO FORMA
                           OPTIONS    PERCENTAGE                PERCENTAGE                PERCENTAGE
                             AND       OF SHARES    NUMBER OF    OF SHARES    NUMBER OF    OF SHARES
                          WARRANTS    OUTSTANDING    OPTIONS    OUTSTANDING    OPTIONS    OUTSTANDING
                          ---------   -----------   ---------   -----------   ---------   -----------
Vested...................   879,560        7.8%     1,624,207        6.0%     1,780,561        6.0%
Unvested.................   388,180        3.4      1,353,506        5.0      1,483,801        5.0
Performance-based,
  unvested...............        --         --      1,759,557        6.5      1,928,941        6.5
                          ---------       ----      ---------       ----      ---------       ----
          Total.......... 1,267,740       11.3%     4,737,270       17.5%     5,193,303       17.5%
                          =========       ====      =========       ====      =========       ====

CONFLICTS OF INTEREST

     In considering the recommendation of the Board with respect to the Offer and Recapitalization, stockholders should be aware that certain officers and directors, in recommending that stockholders tender a number of shares sufficient to satisfy the Minimum Tender Condition and up to the Maximum Tender, have direct or indirect interests, apart from their interests as Company stockholders and which are not identical to those of unaffiliated stockholders of the Company. Such direct or indirect interests of certain officers and directors include participation in the New Option Plan, the execution of new employment agreements, bonuses for certain officers and investing in the Preferred Stock. Prior to the Offer and Recapitalization, management, employees and directors have vested and unvested options and warrants exercisable into shares representing 7.8% and 3.4%, respectively, of the pro forma currently outstanding shares. After the Offer and Recapitalization, and pursuant to the New Option Plan, management, employees and directors will have vested options, unvested options and performance-based, unvested options exercisable into 6.0%, 5.0% and 6.5%, respectively, of the pro forma shares outstanding. See "The Offer and Recapitalization -- New Option Plan." In addition, the Company's senior executives will be entering into new employment agreements in connection with the Offer and Recapitalization. The Compensation Committee of the Board of Directors had previously authorized bonuses of approximately $112,000, $114,000 and $105,000 for Messrs. Cowart, Lahar and Grazer, respectively, in respect of 1995 performance payable in the event that commitments for a satisfactory refinancing were obtained. The execution of the Securities Purchase Agreement and the Commitment Letter entitles Messrs. Cowart, Lahar and Grazer to receive such bonuses. The directors and executive officers of the Company own approximately 90,000 shares of Common Stock (excluding options, warrants and other convertible securities). Messrs. Cowart and Cash, each of whom is a director of the Company, have each agreed to purchase approximately 2,000 shares of Preferred Stock for cash on the same terms as WCAS CP II. None of the directors currently intends to tender any shares of Common Stock in the Offer. Mr. Grazer, an executive officer of the Company, also does not intend to tender any shares of Common Stock.

                     CERTAIN INFORMATION ABOUT THE COMPANY

BACKGROUND

     The Company provides spare parts distribution and electronics recycling services to major personal computer manufacturers and field service organizations. The Company operates worldwide, with facilities in the United States, Canada, the United Kingdom and the Netherlands.

     According to industry sources, the worldwide personal computer installed base has grown to approximately 132 million units. This large installed base requires a wide range of support, maintenance, upgrade and recycling services. Computer manufacturers and field service organizations are seeking outsourcing solutions to meet these support, maintenance, upgrade and recycling requirements, preferably from a single source. The Company is one of the few in the industry offering its customers a wide range of these critical aftermarket services through integrated outsourcing programs provided on a worldwide basis.

     In the third quarter of fiscal 1995, the Company initiated and substantially completed a corporate reorganization focusing the Company on the businesses which were determined to have the highest growth potential -- spare parts distribution and electronics recycling and asset recovery -- and eliminated unprofitable or non-strategic business activities. The Company now operates through two divisions:

     - Through its Century Division ("Century"), the Company is a leading provider of spare parts distribution and related services for the computer maintenance market. Century distributes new and refurbished computer spare parts, primarily to the field service departments of major computer original equipment manufacturers, third-party maintenance organizations and multivendor service organizations, computer resellers and dealers, and the internal service organizations of large corporations. Century's spare parts inventories include products from over 500 personal computer and subsystems manufacturers. Century also provides a broad range of related support services, such as spare parts inventory management and logistics programs, warranty and return materials management programs, repair and advance exchange services, and asset recovery programs (system and subsystem recycling and remarketing). Major customers include AT&T, Compucom, Data General, DEC, DecisionOne, EDS, Entex Information Services, Hewlett-Packard, IBM, and Inacom. Management believes that the Company is one of the largest independent spare parts distributors in the industry.

     - Through its Asset Recovery Services Division ("ARS"), the Company has become the world's largest supplier of integrated circuit ("IC") recycling and recovery services. ARS provides major computer manufacturers with an environmentally sound, technologically secure and economically beneficial approach to recovering value from and disposing of their excess, obsolete or defective electronic products. While technology applications are known for rapidly changing product designs, the ICs used in these designs typically have long useful lives and can be recycled into different applications for a worldwide customer base. Major customers for the Company's IC recycling services include Apple Computer, Compaq Computer, Dell Computer, Hewlett-Packard, IBM, and Storage Technology. The Company's IC recycling and recovery services involve the removal, reconditioning, testing and remarketing of commonly used ICs, such as memory devices and various standard microprocessors, which are found on excess, obsolete or defective printed circuit boards. Reconditioned ICs are sold to a variety of manufacturers and distributors worldwide. Management believes that ARS is the largest supplier of these services in the world.

CERTAIN FACTORS AFFECTING THE COMPANY'S BUSINESS AND OPERATIONS

     Stockholders should carefully consider the following factors which affect the Company's business and operations, in addition to the other information contained in this Offer to Purchase, including the Company's recent filings with the Commission annexed hereto, before tendering any Shares to the Company.

     1. Management of Growth. The Company is experiencing rapid internal growth, which places significant demands on its operational and personnel resources. If the Company is unable to manage the Company's growth effectively, the Company's business could be materially and adversely affected.

     2. Leverage; Debt Service Requirements; Liquidity. As of December 31, 1995, the Company had total debt of $48,125,000 and total Stockholders' equity of $13,355,000. In addition, due to the classification of the 9 1/4% Notes as current liabilities, the Company had a working capital deficit of ($9,224,000) as of December 31, 1995. The Company's leverage and debt service requirements are significant and could affect the Company's ability to grow and its levels of profitability. As a result of its failure to comply with certain financial covenants in its senior bank lending agreement, the Company entered into the Third Amendment. The Third Amendment includes waivers and adjustments to the financial covenants, a material adverse effect clause and the Company's agreement to recapitalize prior to June 30, 1996. If the Company does not recapitalize prior to June 30, 1996, certain conditions will restrict all future payments due on all of the Company's subordinated debt and will prohibit all future payments due on the non-cancelable building lease associated with discontinued operations. These events could cause a default under the subordinated debt and building lease. Management believes that consummating the Recapitalization is important to ensure an adequate level of liquidity in the future. The Company intends to repay the borrowings incurred as a result of the Offer and Recapitalization through internally generated cash flow.

     3. Market in Early Stages of Development. The Company believes that the market for its electronics recycling and asset recovery and independent spare parts distribution services is in the early stages of development and that awareness among certain potential customers of the availability of these services may be relatively low. Once customers are made aware of the availability of and benefits provided by these aftermarket support services, however, the Company's experience is that customers are generally receptive to making these services an important element of their manufacturing, post-sales support and environmental strategies. While the Company believes that it offers a mutually beneficial solution to large customers' and field service organizations' spare parts, recycling and asset recovery requirements, and has therefore targeted these entities as its primary potential customers, there is no assurance that these entities will choose to make use of these services, continue to outsource their spare parts, recycling and asset recovery needs, or choose not to become direct competitors of the Company. In management's opinion, the barriers to entry in the spare parts distribution and electronics recycling and asset recovery businesses are related principally to customer relationships, reputation, business know-how and experience, requiring a sophisticated understanding of environmental regulations, customer security concerns, management information systems, databases related to parts identification and cross-referencing, materials procurement and similar issues. Conversely, the capital investment required to engage in the spare parts distribution or electronics recycling and asset recovery businesses would not be likely to impede a large customer or other experienced industry participant from entering the industry. Moreover, while the Company has a substantial base of technical know-how, there are no patents or technological barriers that would prevent others from competing. Consequently, as the market for the Company's services develops, additional competitors may enter the market and competition may intensify. Some of the Company's potential competitors have significantly greater development, marketing and capital resources than the Company.

     4. Historical Operating Losses in Former Business Segments. In fiscal 1994 and 1995, the Company reported operating income before amortization of $4.7 million and $0.8 million, respectively, and net losses of $6.5 million and $15.0 million, respectively. These losses were primarily related to the Company's former businesses in the memory upgrade and depot repair services industries, which the Company exited primarily in the third quarter of fiscal 1995. The Company's core businesses have historically generated substantial operating earnings. For the first quarter of fiscal 1996, the Company reported operating income before amortization of $1.7 million and net income of $0.1 million. There can be no assurance, however, that the level of performance of the Company's core businesses will continue, or cash flow will be in amounts sufficient to support the Company's current capital structure without additional financing.

     5. Dependence on the Computer Industry. The Company's business is dependent upon the continued growth, viability and financial stability of its customers and potential customers in the computer industry. The computer industry has been characterized by rapid technological change, compressed product life cycles, and pricing and margin pressures. While these factors could be beneficial to the Company's business, such factors affecting segments of the computer industry in general, and the Company's customers in particular, could have an adverse effect on the Company's business.

     6. Inventory Obsolescence. The market for personal computers and subsystems is characterized by rapidly changing technology and frequent new product introductions. Innovations and improvements in computer and subsystem design, engineering and production may shorten the useful lives of existing systems and associated spare parts. Such rapid changes and improvements in technology, coupled with the need to maintain sufficient inventory levels of spare parts to ensure ready availability, subject the Company to risk of inventory obsolescence. The Company has successfully reduced its exposure to such inventory obsolescence by maintaining rapid inventory turnover. There can be no assurance that the Company's efforts in this area will continue to be successful.

     7. Lack of Long-Term Supply Contracts. The Company's success is dependent on its ability to continue to sell spare parts to its customers and to attract a reliable stream of recyclable material from its customers. Generally, the Company distributes spare parts to, and receives its recyclable material from, customers pursuant to non-exclusive contracts that do not contain guaranteed or minimum quantities and are subject to cancellation on short notice at the customer's discretion. There is no assurance that the Company's customers will continue to do business with the Company. The termination of a material contract or any substantial decrease in demand for spare parts or of the supply of recyclable material from significant customers could result in a significant decrease in the Company's sales.

     8. Cyclicality and Price Fluctuation in the IC Industry. The Company's Asset Recovery Services Division derives its revenue from the sale of integrated circuits ("ICs"). The IC industry has been characterized in the past by periods of cyclicality in which prices of commodity ICs, such as DRAMS, SRAMs, EPROMs and microprocessors, have fluctuated. In periods of IC oversupply, prices have declined. Similarly, one generation of commodity ICs can decline in price as the next generation comes to market. Significant declines in unit volume demand or unit pricing could have an adverse effect on the Company's business.

     9. Dependence on Key Personnel. The success of the Company is dependent, in part, upon key management personnel. The loss of the services of any of the Company's key management personnel could have a material adverse effect on the Company. Expansion of the Company's business may require additional managers and employees with industry experience. Competition for skilled management personnel in the industry is intense. The terms and conditions of the Recapitalization contemplate the execution of employment agreements and noncompetition agreements by certain executives.

ADDITIONAL INFORMATION

     The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Additionally, information concerning the Company is set forth in the Company's Annual Report on Form 10-K for the year ended September 30, 1995 and the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995. The Company has filed a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") with the Commission. The Company has also filed a Schedule 13E-4 with the Commission. Schedule 13E-3 and
Schedule 13E-4 include certain additional information relating to the Offer. The reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Company with the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission at 7 World Trade Center, New York, New York 10048 and Room 3190, Northwest Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. In addition, material filed by the Company can be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006. The Company's Schedule 13E-3 and Schedule 13E-4 are not available at the Commission's regional offices but were available for inspection and copying at the office of the Commission in Washington, D.C., as set forth above.

SUMMARY FINANCIAL INFORMATION

     Set forth below is summary financial information for the Company for the years ended September 30, 1995 and 1994, and for the quarters ended December 31, 1995 and 1994, derived from the Company's historical financial statements, which are included in the Company's recent filings with the Commission annexed hereto. See "Additional Information."

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      YEARS ENDED           QUARTERS ENDED
                                                     SEPTEMBER 30,           DECEMBER 31,
                                                  --------------------    -------------------
                                                    1994        1995        1994       1995
                                                  --------    --------    --------    -------
                                                                              (UNAUDITED)
Income statement data:
  Net revenues..................................  $120,386    $141,852    $ 37,761    $29,920
  Gross profit..................................    26,350      34,582       9,991      7,992
  Operating income (loss).......................       134      (8,304)      2,897      1,378
  Net income (loss).............................    (6,518)    (15,030)        877        104
  Earnings (loss) per share of common stock.....  $  (0.87)   $  (1.79)   $   0.11    $  0.01
Balance sheet data at end of period:
  Working capital...............................  $  9,013    $    196    $  8,912    $(9,224)
  Total assets..................................   102,927      80,716     101,051     79,193
  Total liabilities.............................    76,024      68,378      73,271     65,838
  Stockholders' equity..........................    26,903      12,338      27,780     13,355
  Book value per share..........................  $   3.59    $   1.47    $   3.45    $  1.34

CERTAIN PROJECTIONS

     In the course of discussions with potential investors, including WCAS, and in connection with the Financial Advisor's analysis of the fairness of the Offer and the Recapitalization, a projection of the Company's future operating performance for the five calendar years ending December 31, 2000 and its balance sheets as of those dates was prepared by the Company's management and furnished to potential investors, including WCAS, and the Financial Advisor. The projections assume that the Offer and Recapitalization occurred as of January 1, 1996.

     THESE PROJECTIONS WERE PREPARED ASSUMING THAT A FINANCING OR
RECAPITALIZATION HAD OCCURRED SUCH THAT THE EXISTING BANK LENDING FACILITY WAS REPLACED WITH A NEW SENIOR LENDING FACILITY AND THAT THE 9 1/4% NOTES HAD BEEN REDEEMED. ABSENT SUCH AN ASSUMPTION AND THE FINANCIAL FLEXIBILITY SUCH A FINANCING OR RECAPITALIZATION SHOULD PROVIDE, THE COMPANY'S OPERATIONS WOULD BE MORE CURTAILED AND THE PROJECTIONS WOULD HAVE BEEN MATERIALLY DIFFERENT.

     The Company does not as a matter of course publicly disclose projections as to future revenues or earnings and the projections set forth below are included in this Offer to Purchase only because such information was provided to WCAS and the Financial Advisor. The projections were not prepared with a view to compliance with the guidelines established by the American Institute of Certified Public Accountants regarding Projections. None of the Company, the Financial Advisor, or the Board assumes any responsibility for the accuracy of such information. While presented with numerical specificity, these projections are based upon a variety of assumptions relating to the business of the Company, which, although considered reasonable by the Company's management, may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the Company's control. Accordingly, it is expected that there will be differences between actual and projected results, and actual results may vary materially from those shown.

     Set forth below is a summary of the projections. The projections give effect to the Offer and Recapitalization under both the Maximum Tender and the Minimum Tender.

                                 MAXIMUM TENDER

                          PROJECTED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       YEARS ENDING DECEMBER 31,(1)
                                         --------------------------------------------------------
                                           1996        1997        1998        1999        2000
                                         --------    --------    --------    --------    --------
Net revenues..........................   $137,887    $173,362    $218,088    $269,325    $332,715
Gross profit..........................     38,692      47,112      57,376      68,584      82,576
Operating expenses....................     26,847      30,726      36,375      42,206      49,543
                                         --------    --------    --------    --------    --------
Operating income before
  amortization........................     11,845      16,387      21,000      26,377      33,033
Amortization..........................      1,432       1,432       1,432       1,432       1,401
Interest expense, net.................      3,177       2,624       1,956       1,340       1,134
                                         --------    --------    --------    --------    --------
Pre-tax income........................      7,237      12,330      17,613      23,605      30,498
  Income taxes(2).....................      2,171       3,699       5,284       7,082       9,149
                                         --------    --------    --------    --------    --------
Net income............................      5,066       8,631      12,329      16,524      21,349
Preferred dividends...................      2,800       2,800       2,800       2,800       2,800
                                         --------    --------    --------    --------    --------
Net income available to Common........   $  2,266    $  5,831    $  9,529    $ 13,724    $ 18,549
                                         ========    ========    ========    ========    ========
Earnings per share:
  Primary(3)..........................   $   0.47    $   0.97    $   1.38    $   1.75    $   2.30
  Fully-diluted.......................       0.21        0.35        0.48        0.62        0.79
Shares outstanding:
  Primary(3)..........................      4,807       6,020       6,927       7,827       8,073
  Fully-diluted.......................     23,595      24,843      25,751      26,651      27,794

                          PROJECTED BALANCE SHEET DATA
                                 (IN THOUSANDS)

                                                        YEARS ENDING DECEMBER 31,(1)
                                            -----------------------------------------------------
                                             1996       1997       1998        1999        2000
                                            -------    -------    -------    --------    --------
Current assets...........................   $24,387    $29,170    $46,938    $ 69,469    $ 73,953
Total assets.............................    78,552     81,838     98,634     120,344     124,087
Total liabilities........................    49,896     47,351     54,618      62,604      37,397
Stockholders' equity(4)..................    28,656     34,487     44,016      57,740      86,690

---------------

(1) The Company's fiscal year ends September 30.

(2) Assumes 30% effective income tax rate for all periods.

(3) Assumes the Preferred Stock is not a common stock equivalent.

(4) Includes Preferred Stock and assumes conversion of the Company's 7 3/4% Convertible Subordinated Debentures during the year ending December 31, 2000.

                                 MINIMUM TENDER

                          PROJECTED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    YEARS ENDING DECEMBER 31,(1)
                                      --------------------------------------------------------
                                        1996        1997        1998        1999        2000
                                      --------    --------    --------    --------    --------
Net revenues........................  $137,887    $173,362    $218,088    $269,325    $332,715
Gross profit........................    38,692      47,112      57,376      68,584      82,576
Operating expenses..................    26,847      30,726      36,375      42,206      49,543
                                      --------    --------    --------    --------    --------
Operating income before
  amortization......................    11,845      16,387      21,000      26,377      33,033
Amortization........................     1,432       1,432       1,432       1,432       1,401
Interest expense, net...............     2,443       2,048       1,497         865         599
                                      --------    --------    --------    --------    --------
Pre-tax income......................     7,970      12,907      18,071      24,080      31,034
  Income taxes(2)...................     2,391       3,872       5,421       7,224       9,310
                                      --------    --------    --------    --------    --------
Net income..........................     5,579       9,035      12,650      16,856      21,724
Preferred dividends.................     2,450       2,450       2,450       2,450       2,450
                                      --------    --------    --------    --------    --------
Net income available to Common......  $  3,129    $  6,585    $ 10,200    $ 14,406    $ 19,274
                                      ========    ========    ========    ========    ========
Earnings per share:
  Primary(3)........................  $   0.33    $   0.62    $   0.88    $   1.14    $   1.50
  Fully-diluted.....................      0.22        0.33        0.45        0.58        0.74
Shares outstanding:
  Primary(3)........................     9,375      10,637      11,622      12,611      12,892
  Fully-diluted.....................    25,823      27,107      28,093      29,082      30,259

                          PROJECTED BALANCE SHEET DATA
                                 (IN THOUSANDS)

                                                     YEARS ENDING DECEMBER 31,(1)
                                        ------------------------------------------------------
                                         1996       1997        1998        1999        2000
                                        -------    -------    --------    --------    --------
Current assets........................  $26,058    $38,006    $ 56,086    $ 78,941    $ 85,540
Total assets..........................   80,183     90,645     107,762     129,805     135,674
Total liabilities.....................   42,772     46,649      53,566      61,203      37,397
Stockholders' equity(4)...............   37,411     43,996      54,196      68,602      98,277

---------------

(1) The Company's fiscal year ends September 30.

(2) Assumes 30% effective income tax rate for all periods.

(3) Assumes the Preferred Stock is not a common stock equivalent.

(4) Includes Preferred Stock and assumes conversion of the Company's 7 3/4% Convertible Subordinated Debentures during the year ending December 31, 2000.

PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial statements (the "Pro Forma Consolidated Financial Statements") are shown for illustrative purposes only. They are based on the Company's unaudited Consolidated Balance Sheets as of December 31, 1995, the Consolidated Statement of Operations for the year ended September 30, 1995, and the unaudited Consolidated Statement of Operations for the three months ended December 31, 1995, each adjusted as of the date of such Balance Sheet or as of the beginning of the period covered by such Statement of Operations for:

          (a) the Maximum Tender and the Minimum Tender;

          (b) the effects of the Recapitalization;

          (c) the payment of the expenses of the Offer and Recapitalization estimated to be $4,500,000 for financing fees, financial advisor, legal, accounting and other fees and expenses.

     The Pro Forma Consolidated Financial Statements do not purport to be indicative of the results that would have been obtained had such transactions been completed as of the assumed dates and for the period presented or that may be obtained in the future.

                            AURORA ELECTRONICS, INC.

                     PRO FORMA CONSOLIDATED BALANCE SHEETS
                            AS OF DECEMBER 31, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                       MAXIMUM TENDER               MINIMUM TENDER
                                     AS OF        -------------------------    ------------------------
                                  DECEMBER 31,     PRO FORMA         PRO        PRO FORMA         PRO
                                      1995        ADJUSTMENTS       FORMA      ADJUSTMENTS       FORMA
                                  ------------    -----------      --------    -----------      -------
Cash and cash equivalents.......    $  1,451       $      --       $  1,451     $      --       $ 1,451
Trade receivables, net..........      12,184              --         12,184            --        12,184
Inventories.....................       4,964              --          4,964            --         4,964
Deferred income taxes...........       1,487          (1,487)(a)         --        (1,487)(a)        --
Other current assets............       1,001              --          1,001            --         1,001
                                    --------       ---------       --------     ---------       -------
          Total current
            assets..............      21,087          (1,487)        19,600        (1,487)       19,600
Property, plant and equipment,
  net...........................       5,523              --          5,523            --         5,523
Deferred income taxes...........       2,202          (2,202)(a)         --        (2,202)(a)        --
Intangible and other assets.....      50,381             291(b)      50,672           291(b)     50,672
                                    --------       ---------       --------     ---------       -------
          TOTAL ASSETS..........    $ 79,193       $  (3,398)      $ 75,795     $  (3,398)      $75,795
                                    ========       =========       ========     =========       =======
Current portion of long-term
  debt..........................    $  6,075       $  (4,750)(c)   $  1,325     $  (4,750)(f)   $ 1,325
9 1/4% Notes....................       8,788          (8,788)(c)         --        (8,788)(f)        --
Accounts payable................       9,428              --          9,428            --         9,428
Accrued compensation............       1,773              --          1,773            --         1,773
Accrued interest................         478            (241)(d)        237          (241)(d)       237
Current portion of reserve for
  discontinued operations.......       1,569              --          1,569            --         1,569
Other current liabilities.......       2,200              --          2,200            --         2,200
                                    --------       ---------       --------     ---------       -------
          Total current
            liabilities.........      30,311         (13,779)        16,532       (13,779)       16,532
Reserve for discontinued
  operations....................       2,265              --          2,265            --         2,265
Long-term debt..................      33,262          (3,853)(c)     29,409       (11,795)(f)    21,467
Commitments and contingencies
Preferred Stock.................          --          40,000         40,000        35,000        35,000
Common stockholders' equity.....      13,355         (25,766)(e)    (12,411)      (12,824)(g)       531
                                    --------       ---------       --------     ---------       -------
          TOTAL LIABILITIES AND
            EQUITY..............    $ 79,193       $  (3,398)      $ 75,795     $  (3,398)      $75,795
                                    ========       =========       ========     =========       =======

                            AURORA ELECTRONICS, INC.

               NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEETS
                            AS OF DECEMBER 31, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)

(a) Management has adjusted the deferred tax asset due to the likelihood that it will not be realized as a result of the limitation in the utilization of the Company's net operating loss carryforwards caused by the change of ownership.

(b) Reflects the write-off of deferred financing costs ($1,209) previously capitalized, offset by the capitalization of the financing costs ($1,500) associated with the Offer and Recapitalization.

(c) Reflects the following changes in short-term and long-term debt resulting from the Maximum Tender Offer and Recapitalization:

        Repayment of current portion of existing senior term debt........  $ (4,750)
        Redemption of 9 1/4% Notes.......................................    (8,788)
        Repayment of long-term portion of existing senior term debt......   (13,250)
        Repayment of revolving line of credit............................    (8,550)
        Issuance of the Note at par......................................    10,000
        Original issue discount on the Note..............................      (820)
        Borrowings under the Senior Credit Facilities....................     8,767
                                                                           --------
                                                                           $(17,391)
                                                                           ========

(d) Represents payment of accrued interest upon the redemption of the 9 1/4% Notes.

(e) Reflects the following changes to stockholders' equity resulting from the Maximum Tender Offer and Recapitalization:

        Write-off of previously deferred financing costs -- note (b).....  $ (1,209)
        Write-off of deferred tax asset -- note (a)......................    (3,689)
        Repurchase of shares pursuant to the Offer.......................   (18,688)
        Original issue discount on the Note..............................       820
        Non-financing costs of the Offer and Recapitalization............    (3,000)
                                                                           --------
                                                                           $(25,766)
                                                                           ========

(f) Reflects the following changes in short-term and long-term debt resulting from the Minimum Tender Offer and Recapitalization:

        Repayment of current portion of existing senior term debt........  $ (4,750)
        Redemption of 9 1/4% Notes.......................................    (8,788)
        Repayment of long-term portion of existing senior term debt......   (13,250)
        Repayment of revolving line of credit............................    (8,550)
        Issuance of the Note at par......................................    10,000
        Original issue discount on the Note..............................      (824)
        Borrowings under the Senior Credit Facilities....................       829
                                                                           --------
                                                                           $(25,333)
                                                                           ========

                            AURORA ELECTRONICS, INC.

               NOTES TO THE PRO FORMA CONSOLIDATED BALANCE SHEETS
                            AS OF DECEMBER 31, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)

(g) Reflects the following changes to stockholders' equity resulting from the Minimum Tender Offer and Recapitalization:

        Write-off of previously deferred financing costs -- note (b).....  $ (1,209)
        Write-off of deferred tax asset -- note (a)......................    (3,689)
        Repurchase of shares pursuant to the Offer.......................    (5,750)
        Original issue discount on the Note..............................       824
        Non-financing costs of the Offer and Recapitalization............    (3,000)
                                                                           --------
                                                                           $(12,824)
                                                                           ========

                            AURORA ELECTRONICS, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                QUARTER             MAXIMUM TENDER               MINIMUM TENDER
                                 ENDING        ------------------------     ------------------------
                              DECEMBER 31,      PRO FORMA        PRO         PRO FORMA        PRO
                                  1995         ADJUSTMENTS      FORMA       ADJUSTMENTS      FORMA
                              ------------     -----------     --------     -----------     --------
Net revenues................    $ 29,920         $    --       $ 29,920       $    --       $ 29,920
Cost of sales...............      21,928              --         21,928            --         21,928
                                 -------          ------        -------        ------        -------
  Gross profit..............       7,992              --          7,992            --          7,992
Selling, general and
  administrative expenses...       6,248              --          6,248            --          6,248
Amortization of intangible
  assets....................         366              --            366            --            366
                                 -------          ------        -------        ------        -------
Operating income............       1,378              --          1,378            --          1,378
Interest expense............      (1,250)            404(a)        (846)          592(f)        (658)
Other income (expense),
  net.......................          21              --             21            --             21
                                 -------          ------        -------        ------        -------
Income (loss) before
  provision for income
  taxes.....................         149             404            553           592            741
  Provision for income
     taxes..................          45             122(b)         167           179(b)         224
                                 -------          ------        -------        ------        -------
Net income (loss)...........         104             282            386           413            517
  Preferred dividend........          --             700(c)         700           613(c)         613
                                 -------          ------        -------        ------        -------
Net income (loss) available
  to common.................    $    104         $  (418)      $   (314)      $  (200)      $    (95)
                                 =======          ======        =======        ======        =======
Primary net earnings (loss)
  per share available to
  common....................    $   0.01         $ (0.08)      $  (0.07)      $ (0.02)      $  (0.01)
Fully-diluted net earnings
  (loss) per share(1).......    $   0.01         $  0.01       $   0.02       $  0.01       $   0.02
Weighted average number of
  common and common
  equivalent shares.........       9,997          (5,469)(d)      4,528          (926)(g)      9,071
Fully-diluted weighted
  average number of
  shares(1).................       9,997          13,354(e)      23,351        15,545(h)      25,542

---------------

(1) Fully diluted net earnings per share is not presented in historical financial statements due to its anti-dilutive effects.

          NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)

(a) Reflects the following changes to interest expense resulting from the Maximum Tender Offer and Recapitalization:

        Elimination of interest on existing senior term debt and revolving line of credit....................................................  $  608
        Elimination of interest and original issue discount amortization on
          9 1/4% Notes......................................................     272
        Elimination of amortization of deferred financing costs.............      98
        Estimated interest expense on new Senior Credit Facilities at an
          assumed rate of 9.5%..............................................    (208)
        Estimated interest expense on the Note..............................    (250)
        Estimated amortization of the original issue discount of the Note...     (41)
        Estimated amortization of capitalized fees and expenses of the Offer
          and Recapitalization..............................................     (75)
                                                                               -----
                                                                              $  404
                                                                               =====

(b) Reflects the income tax effect of the changes in note (a) and (f).

(c) Reflects the preferred dividend equal to 7% of the Preferred Stock issue amount.

(d) Reflects the following changes to weighted average number of common and common equivalent shares outstanding resulting from the Maximum Tender Offer and Recapitalization:

        Shares issued in conjunction with the Note..........................      607
        Effect of the vested options under the New Option Plan, assuming the treasury stock buy-back method utilizing a stock price equal to
          the Offer price of $2.875.........................................      424
        Shares repurchased in the Offer.....................................   (6,500)
                                                                               ------
                                                                               (5,469)
                                                                               ======

(e) Reflects the following changes to the fully-diluted weighted average number of common and common equivalent shares outstanding resulting from the Maximum Tender Offer and Recapitalization:

        Shares issuable upon conversion of the Preferred Stock..............   18,824
        Shares issued in conjunction with the Note..........................      607
        Effect of the vested options under the New Option Plan, assuming the treasury stock buy-back method utilizing a stock price equal to
          the Offer price of $2.875.........................................      423
        Shares repurchased in the Offer.....................................   (6,500)
                                                                               ------
                                                                               13,354
                                                                               ======

          NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED DECEMBER 31, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)

(f) Reflects the following changes to interest expense resulting from the Minimum Tender Offer and Recapitalization:

        Elimination of interest on existing senior term debt and revolving
          line of credit....................................................   $ 608
        Elimination of interest and original issue discount amortization on
          9 1/4% Notes......................................................     272
        Elimination of amortization of deferred financing costs.............      98
        Estimated interest expense on new Senior Credit Facilities at an
          assumed rate of 9.5%..............................................     (20)
        Estimated interest expense on the Note..............................    (250)
        Estimated amortization of the original issue discount of the Note...     (41)
        Estimated amortization of capitalized fees and expenses of the Offer
          and Recapitalization..............................................     (75)
                                                                               -----
                                                                               $ 592
                                                                               =====

(g) Reflects the following changes to weighted average number of common and common equivalent shares outstanding resulting from the Minimum Tender Offer and Recapitalization:

        Shares issued in conjunction with the Note.........................      610
        Effect of the vested options under the New Option Plan, assuming the treasury stock buy-back method utilizing a stock price equal
          to the Offer price of $2.875.....................................      464
        Shares repurchased in the Offer....................................   (2,000)
                                                                              ------
                                                                                (926)
                                                                              ======

(h) Reflects the following changes to the fully-diluted weighted average number of common and common equivalent shares outstanding resulting from the Minimum Tender Offer and Recapitalization:

        Shares issuable upon conversion of the Preferred Stock.............   16,471
        Shares issued in conjunction with the Note.........................      610
        Effect of the vested options under the New Option Plan, assuming the treasury stock buy-back method utilizing a stock price equal
          to the Offer price of $2.875.....................................      464
        Shares repurchased in the Offer....................................   (2,000)
                                                                              ------
                                                                              15,545
                                                                              ======

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                             FISCAL YEAR          MAXIMUM TENDER               MINIMUM TENDER
                               ENDING        -------------------------    -------------------------
                              SEPT. 30,       PRO FORMA         PRO        PRO FORMA         PRO
                                1995         ADJUSTMENTS       FORMA      ADJUSTMENTS       FORMA
                             -----------     -----------      --------    -----------      --------
Net revenues...............   $ 141,852        $    --        $141,852      $    --        $141,852
Cost of sales..............     107,270             --         107,270           --         107,270
                               --------        -------        --------      -------        --------
  Gross profit.............      34,582             --          34,582           --          34,582
Selling, general and
  administrative
  expenses.................      28,170             --          28,170           --          28,170
Amortization of intangible
  assets...................       9,073             --           9,073           --           9,073
Restructuring charges and
  other....................       4,699             --           4,699           --           4,699
                               --------        -------        --------      -------        --------
Operating income...........      (7,360)            --          (7,360)          --          (7,360)
Interest expense...........      (5,522)         2,075(a)       (3,447)       2,829(f)       (2,693)
Loss on disposition of
  assets...................        (944)            --            (944)          --            (944)
Other income (expense),
  net......................         116             --             116           --             116
                               --------        -------        --------      -------        --------
Income (loss) before
  provision for income
  taxes....................     (13,710)         2,075         (11,635)       2,829         (10,881)
  Provision for income
     taxes.................       1,320           (200)(b)       1,120         (272)(b)       1,048
                               --------        -------        --------      -------        --------
Net income (loss)..........     (15,030)         2,275         (12,755)       3,101         (11,929)
  Preferred dividend.......          --          2,800(c)        2,800        2,450(c)        2,450
                               --------        -------        --------      -------        --------
Net income (loss) available
  to common................   $ (15,030)       $  (525)       $(15,555)     $   651        $(14,379)
                               ========        =======        ========      =======        ========
Primary net earnings (loss)
  per share available to
  common...................   $   (1.79)       $ (3.56)       $  (5.35)     $ (0.14)       $  (1.93)
Fully-diluted net earnings
  (loss) per share(1)......   $   (1.79)       $  1.20        $  (0.59)     $  1.79        $  (0.50)
Weighted average number of
  common and common
  equivalent shares........       8,379         (5,469)(d)       2,910         (926)(g)       7,453
Fully-diluted weighted
  average number of
  shares(1)................       8,379         13,355(e)       21,734       15,545(h)       23,924

---------------

(1) Fully diluted net earnings per share is not presented in historical financial statements due to its anti-dilutive effects.

                            AURORA ELECTRONICS, INC.

          NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)

(a) Reflects the following changes to interest expense resulting from the Maximum Tender Offer and Recapitalization:

        Elimination of interest on existing senior term debt and revolving credit line.....................................................  $ 2,933
        Elimination of interest and original issue discount amortization
          on 9 1/4% Notes.................................................    1,072
        Elimination of amortization of deferred financing costs...........      367
        Estimated interest expense on new Senior Credit Facilities at an
          assumed rate of 9.5%............................................     (833)
        Estimated interest expense on the Note............................   (1,000)
        Estimated amortization of the original issue discount of the
          Note............................................................     (164)
        Estimated amortization of capitalized fees and expenses of the
          Offer and Recapitalization......................................     (300)
                                                                            -------
                                                                            $ 2,075
                                                                            =======

(b) Reflects the income tax effect of the changes in note (a) and (f).

(c) Reflects the preferred dividend equal to 7% of the Preferred Stock issue amount.

(d) Reflects the following changes to weighted average number of common and common equivalent shares outstanding resulting from the Maximum Tender Offer and Recapitalization:

        Shares issued in conjunction with the Note..........................     607
        Effect of the vested options under the New Option Plan, assuming the treasury stock buy-back method utilizing a stock price equal to
          the Offer price of $2.875.........................................     424
        Shares repurchased in the Offer.....................................  (6,500)
                                                                              -------
                                                                              (5,469)
                                                                              =======

(e) Reflects the following changes to the fully-diluted weighted average number of common and common equivalent shares outstanding resulting from the Maximum Tender Offer and Recapitalization:

        Shares issuable upon conversion of the Preferred Stock..............  18,824
        Shares issued in conjunction with the Note..........................     607
        Effect of the vested options under the New Option Plan, assuming the treasury stock buy-back method utilizing a stock price equal to
          the Offer price of $2.875.........................................     424
        Shares repurchased in the Offer.....................................  (6,500)
                                                                              -------
                                                                              13,355
                                                                              =======

                            AURORA ELECTRONICS, INC.

          NOTES TO THE PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995
                                 (IN THOUSANDS)
                                  (UNAUDITED)

(f) Reflects the following changes to interest expense resulting from the Minimum Tender Offer and Recapitalization:

        Elimination of interest on existing senior term debt and revolving credit line.....................................................  $ 2,933
        Elimination of interest and original issue discount amortization
          on 9 1/4% Notes.................................................    1,072
        Elimination of amortization of deferred financing costs...........      367
        Estimated interest expense on new Senior Credit Facilities at an
          assumed rate of 9.5%............................................      (79)
        Estimated interest expense on the Note............................   (1,000)
        Estimated amortization of the original issue discount of the
          Note............................................................     (164)
        Estimated amortization of capitalized fees and expenses of the
          Offer and Recapitalization......................................     (300)
                                                                            -------
                                                                            $ 2,829
                                                                            =======

(g) Reflects the following changes to weighted average number of common and common equivalent shares outstanding resulting from the Minimum Tender Offer and Recapitalization:

        Shares issued in conjunction with the Note..........................     610
        Effect of the vested options under the New Option Plan, assuming the treasury stock buy-back method utilizing a stock price equal to
          the Offer price of $2.875.........................................     464
        Shares repurchased in the Offer.....................................  (2,000)
                                                                              -------
                                                                                (926)
                                                                              =======

(h) Reflects the following changes to the fully-diluted weighted average number of common and common equivalent shares outstanding resulting from the Minimum Tender Offer and Recapitalization:

        Shares issuable upon conversion of the Preferred Stock..............  16,471
        Shares issued in conjunction with the Note..........................     610
        Effect of the vested options under the New Option Plan, assuming the treasury stock buy-back method utilizing a stock price equal to
          the Offer price of $2.875.........................................     464
        Shares repurchased in the Offer.....................................  (2,000)
                                                                              -------
                                                                              15,545
                                                                              =======

PRICE RANGE OF SHARES; DIVIDENDS

     The Common Stock is presently listed and principally traded on the AMEX under the symbol "AUR." The following table set forth, for the periods indicated, the high and low per Share sales prices as reported on the AMEX Composite Tape:

                                                 FISCAL YEAR     FISCAL YEAR       FISCAL YEAR
                                                    1996             1995              1994
                                                 -----------    --------------    --------------
                                                 HIGH    LOW    HIGH      LOW     HIGH      LOW
                                                 ----    ---    -----    -----    -----    -----
    First Quarter.............................    3 1/4  1 3/4  5- 3/4   4- 1/4   8- 1/2   6
    Second Quarter............................    1 7/8* 1 5/8* 5- 1/8   3- 3/8   9- 3/8   7- 5/8
    Third Quarter.............................    --     --     3- 15/16 2- 7/8   8- 7/8   7
    Fourth Quarter............................    --     --     4- 11/16 2- 15/16 8- 7/8   5- 3/8

---------------

* through February 21, 1996.

     Since January 1, 1995, the Common Stock had an average weekly trading volume of approximately 125,500 shares.

     The Company has not paid any cash or stock dividends since September 30, 1993. At present, it is the policy of the Company to retain all earnings for reinvestment in the Company. Certain restrictions set forth in the Company's Senior Secured Credit Agreement limit the Company's ability to pay dividends. It is expected that the Senior Credit Facilities will contain similar limitations. The terms of the Preferred Stock prohibit any dividends on the Common Stock if any accrued dividends on the Preferred Stock have not been paid.

     STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK.

     As of December 29, 1995, there were 789 Stockholders of record. The Company believes that many Stockholders hold their shares in "street name" and, therefore, there may be substantially more beneficial Stockholders than the number of record holders indicated above.

                                   THE OFFER

NUMBER OF SHARES

     Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and thereby purchase) up to 6,500,000 Shares of Common Stock, or such lesser number of Shares as are properly tendered and not withdrawn in accordance with the terms described in "The Offer -- Withdrawal Rights" prior to the Expiration Date, at the price of $2.875 per Share. See "The Offer -- Extension of the Offer, Termination; Amendments" for a description of the Company's right to extend the period of time during which the Offer is open and to delay, terminate or amend the Offer and certain limitations thereon and obligations with respect thereto. See also "The Offer -- Certain Conditions of the Offer."

     The Offer is contingent on the Minimum Tender Condition and on the consummation of the Recapitalization and the transactions associated therewith, including the availability of funds pursuant to the Securities Purchase Agreement and the Senior Secured Credit Agreement (the "Recapitalization Condition"). As of February 21, 1996, there were 8,298,293 shares of Common Stock issued and outstanding, held of record by 789 persons. In addition, an aggregate of 3,266,577 Shares were issuable upon exercise of stock options and warrants and pursuant to contractual rights, of which 2,113,524 shares were exercisable or issuable at prices below the Purchase Price.

     If on or before the Expiration Date the Minimum Tender Condition, the Recapitalization Condition or any other condition to the Offer is not satisfied, then the Company reserves the right to (i) decline to purchase any of the Shares tendered, terminate the Offer and return all tendered Shares to tendering shareholders, (ii) extend the Offer and, subject to withdrawal rights set forth in

Section 3, retain all tendered Shares until the expiration of the Offer as extended, or (iii) waive all of the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Shares validly tendered and not validly withdrawn. In a published release, the Commission has stated its view that an offer must remain open for a minimum period of time following a material change in the terms of the offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date that a material change is first published, sent or given to shareholders and, that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow adequate dissemination and investor response. For purposes of this Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York time. The Company does not presently intend to waive the Minimum Tender Condition, although it reserves the right to do so. The Company will not waive the Recapitalization Condition.

     The Company expressly reserves the right, in its sole discretion, at any time or from time to time, and regardless of whether or not any of the conditions to the Offer have occurred, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of Shares and/or by decreasing the number of Shares being sought in the Offer) by giving oral or written notice of such amendment to the Depositary. The rights reserved by the Company in this paragraph are in addition to the Company's rights to terminate the Offer pursuant to this Offer to Purchase. See "The Offer -- Certain Conditions to the Offer -- Extension of the Offer; Termination; Amendment." Any extension, delay in payment, amendment or termination will be followed as promptly as practicable by a public announcement, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act.

     If the Company extends the Offer, or if the Company (whether before or after its acceptance for payment of any Shares) is delayed in its purchase or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein. See "The Offer -- Withdrawal Rights." However, the ability of the Company to delay the payment for Shares which it has accepted for payment is limited by Rule 14e-1 under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of holders of securities promptly after the termination or withdrawal of such bidder's offer.

     Upon the terms and subject to the conditions of the Offer, in the event that prior to the Expiration Date more than 6,500,000 Shares are properly tendered, the Company will accept Shares for purchase in the following order of priority:

          (a) first, all Shares properly tendered prior to the Expiration Date by any stockholder who beneficially owned an aggregate of fewer than 100 Shares at February 23, 1996 (an "Odd Lot Owner"), and who:

             (1) tenders all Shares beneficially owned by such Odd Lot Owner (partial tenders will not qualify for this preference); and

             (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

          (b) then, after purchase of all of the foregoing Shares, all other Shares properly tendered before the Expiration Date on a pro rata basis (with adjustments to avoid purchases of fractional Shares).

     In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Although the Company does not expect to be able to announce the final results of such proration until approximately seven AMEX trading days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Time. Stockholders may obtain such preliminary information from the Dealer Manager and may be able to obtain such information from their brokers.

     If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at one of the Book-Entry Transfer Facilities), without expense to the tendering stockholder, as promptly as practicable following the expiration or termination of the Offer.

PROCEDURE FOR TENDERING SHARES

     Proper Tender of Shares. For Shares to be properly tendered pursuant to the Offer, (i) the certificates for such Shares must be delivered to the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedures for book-entry tenders set forth below and a confirmation of receipt of such tendered Shares (including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal) must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. The term "Agent's Message" means a message, transmitted by a Book-Entry Transfer Facility (as hereinafter defined) to and received by the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such participant.

     It is a violation of the rules promulgated under the Exchange Act (the "Rules") for a person, directly or indirectly, to tender shares for his own account unless, at the time of the tender the person so tendering (i) has a net long position equal to or greater than the number of Shares tendered and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. The Rules provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer as well as the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of the Rules, and (ii) the tender of such Shares complies with the Rules.

     Signature Guarantees. Signatures on all Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States (each an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See the Instructions to the Letter of Transmittal. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal or if payment is to be made or certificates for unpurchased or untendered

Shares are to be returned to a person other than the registered owner, then such tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution. See the Instructions to the Letter of Transmittal. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities, as defined below), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal.

     Method of Delivery. The method of delivery of all documents, including stock certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering stockholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

     Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at The Depository Trust Company, Midwest Securities Trust Company and Philadelphia Depository Trust Company (the "Book-Entry Transfer Facilities") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees or an Agent's Message, and other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date or the guaranteed delivery procedure set forth below must be followed. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates are not immediately available (or the procedures for book-entry transfer cannot be completed on a timely basis) or time will not permit all required documents to reach the Depositary before the Expiration Date, such Shares nevertheless may be tendered provided that all of the following conditions are satisfied:

          (a) such tender is made by or through an Eligible Institution;

          (b) the Depositary receives (by hand, mail or facsimile transmission), prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase; and

          (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantees or an Agent's Message, and any other documents required by the Letter of Transmittal, are received by the Depositary within five AMEX trading days after the date the Depositary received such Notice of Guaranteed Delivery.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares it determines not to be in proper form or the acceptance of which or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of the Company, the Depositary, the Dealer Manager or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

     Conditional Tenders Will Not be Accepted.

WITHDRAWAL RIGHTS

     Except as otherwise provided in this section, tenders of Shares pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company, may also be withdrawn after April 19, 1996.

     For a withdrawal to be effective, the Depositary must receive on a timely basis (at its address set forth on the back cover of this Offer to Purchase) a written, telegraphic or facsimile transmission notice of withdrawal. Such notice of withdrawal must specify the name of the person having deposited the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered owner, if different from that of the person who tendered such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in "The Offer -- Procedure for Tendering Shares -- Book-Entry Delivery," the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with withdrawn Shares and otherwise comply with the procedures of such facility.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Depositary or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them will incur any liability for failure to give any such notice. Any Shares properly withdrawn thereafter will be deemed not tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered before the Expiration Date by again following any of the procedures described in "The Offer -- Procedure for Tendering Shares."

PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE

     For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), Shares which are tendered and not withdrawn when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 6,500,000 Shares (subject to decrease as provided in "The Offer -- Extension of the Offer, Termination; Amendments") or such lesser number of Shares as are properly tendered and not withdrawn as permitted in "The Offer -- Withdrawal Rights" promptly after the Expiration Date.

     Payment for Shares purchased pursuant to the Offer will be made by the Company by depositing the aggregate purchase price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering Stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents.

     Certificates for all Shares not purchased will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein which so delivered such Shares) as soon as practicable after the Expiration Date without expense to the tendering stockholder. In addition, if certain events occur, the Company may not be obligated to accept for payment any Shares pursuant to the Offer. See "The Offer -- Certain Conditions of the Offer."

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Offer; provided, however, that if payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased or untendered Shares are to be registered in the name of, any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered owner of such other person), payable on account of the transfer to such person will be deducted from the payment of the Purchase Price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted. See the Instructions to the Letter of Transmittal.

     The Company will not, under any circumstances, pay interest on the purchase price.

     THE COMPANY MAY BE REQUIRED TO WITHHOLD AND REMIT TO THE INTERNAL REVENUE SERVICE 31% OF THE GROSS PROCEEDS PAID TO ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF AN EXEMPT FOREIGN PERSON, A FORM W-8.)

CERTAIN CONDITIONS OF THE OFFER

     Notwithstanding any other provisions of this Offer, the Company shall not be required to accept for payment any Shares tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of Shares tendered, if at any time on or after February 21, 1996 and at or before the time of acceptance for payment of any such Shares, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) which, in the Company's sole judgment in any such case and regardless of the circumstances (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment:

          (a) the Recapitalization and the transactions associated therewith, including without limitation, the availability of funds pursuant to the Securities Purchase Agreement and the Senior Credit Facilities, are not consummated for any reason; or

          (b) the Minimum Tender Condition is not satisfied; or

          (c) there shall have been threatened, instituted or pending any action, proceeding or approval withheld or any statute, rule, regulation, judgment, order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or the Company or any of its subsidiaries by any court, government or governmental authority or regulatory or administrative agency, domestic or foreign, (i) challenging or seeking to make illegal, or delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the Company or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of the Company, has or may have a material adverse effect on the business, financial condition, income, operations or prospects of the Company and its subsidiaries taken as a whole or has or may materially impair the contemplated benefits of the Offer to the Company; or

          (d) there shall have occurred (i) any general suspension of trading in, or limitation in prices for, securities on any national securities exchange or in the over-the-counter market, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of the Company, might affect the extension of credit by banks or other lending institutions, or (v) any significant decrease in the market price of the Common Stock or in the market prices of equity securities generally in the United States or any change in the general political, market, economic or financial conditions in the United States or any change in the general political, market, economic or financial conditions in the United States or abroad that has or may have material adverse significance with respect to the Company's business, operations, prospects or ability to obtain financing generally, or the trading in the Common Stock, or in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof; or

          (e) a tender or exchange offer for some or all of the Common Stock (other than the Offer) or a proposal with respect to a merger, consolidation, acquisition of all or substantially all the assets of the Company or its subsidiaries, or other business combination with or involving the Company or its subsidiaries shall have been proposed to be made or shall have been made by another person; or

          (f) any change or changes shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, assets, liabilities, condition (financial or otherwise), operations, results of operations or prospects of the Company or its subsidiaries that, in the sole judgment of the Company, have or may have material adverse significance with respect to the Company and its subsidiaries, taken as a whole.

     The foregoing conditions are for the Company's sole benefit and may be asserted by the Company regardless of the circumstances giving rise to any such condition (including any action or inaction by the Company) and any such condition may be waived by the Company in whole or in part at any time and from time to time in its sole discretion prior to its acceptance of Shares for payment. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to other facts and circumstances shall not be deemed a waiver of any such right with respect to particular facts and circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the Company's acceptance of Shares for payment. Any determination by the Company concerning the events described in this section shall be final and shall be binding on all parties. See "The Offer -- Extension of the Offer; Termination; Amendments."

LISTING ON THE AMEX

     If a sufficient number of Stockholders tender their Shares pursuant to the Offer, it is possible that the Company's Common Stock will be delisted from the AMEX. Even if its Common Stock becomes delisted from the AMEX, the Company expects that the Common Stock would continue to trade in the over-the-counter market, and the Company does not currently intend to file with the Commission a notice of the termination of the registration of the Company's Common Stock under the Exchange Act. Accordingly, the Company will still be required to prepare and file quarterly and annual reports with the Commission and will continue to be subject to certain provisions of the Exchange Act, such as the short swing profit recovery provisions and the requirement of furnishing a proxy statement in connection with a Stockholders' meeting and the related requirement of furnishing an annual report to Stockholders.

     The Common Stock currently is considered a "margin security" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit secured by a pledge of Shares of Common Stock. The Company believes that, depending upon the number of Shares purchased pursuant to the Offer, the Common Stock may no longer be a "margin security" for purposes of the Federal Reserve Board's margin regulations if AMEX delists the Common Stock.

CERTAIN LEGAL MATTERS; REGULATORY AND FOREIGN APPROVALS

     Except for the expiration or early termination of the waiting period under the HSR Act with respect to WCAS VII's acquisition of Preferred Stock in the Recapitalization (the completion of which is a condition to the Offer), the Company is not aware of any license, regulatory permit or approval that appears to be material to its business that is likely to be adversely affected by its acquisition of Shares pursuant to the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares pursuant to the Offer. The Company intends to file its application for approval under the HSR Act together with WCAS VII on or prior to February 29, 1996. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligation pursuant to the Offer to accept Shares for payment is subject to certain conditions. See "The Offer -- Certain Conditions of the Offer."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion is a general summary of certain of the U.S. federal income tax consequences of a sale of Shares pursuant to the Offer, based upon the current tax law. This summary does not purport to cover all aspects of federal income taxation that may be relevant to Stockholders. In addition, certain Stockholders (including insurance companies, tax-exempt organizations, financial institutions, foreign persons and broker dealers) may be subject to special rules not discussed below.

     The disposition of Shares by a stockholder pursuant to the Offer will generally be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and may also be treated as a taxable transaction under applicable state, local and foreign tax laws.

     For U.S. federal income tax purposes, the disposition of Shares pursuant to the Offer will be treated as a taxable sale of the Shares by the stockholder if the receipt of such cash (a) is "substantially disproportionate" with respect to the stockholder, (b) is "not essentially equivalent to a dividend" with respect to the stockholder, or (c) results in a "complete termination" of the stockholder's stock interest in the Company (collectively, the "Code Section 302 Tests"). If any of the Code Section 302 Tests is met, the stockholder will recognize gain or loss equal to the difference between the amount of cash received by him pursuant to the Offer and his basis in the Shares sold. Such gain or loss will be capital gain or loss (assuming the Shares are held as a capital asset), and will be long-term if the Shares sold were held for more than one year.

     If none of the Code Section 302 Tests is satisfied, the stockholder will be treated as having received a dividend in an amount equal to the full amount of cash received pursuant to the Offer, assuming the Company has (as it believes it does) sufficient current or accumulated earnings and profits. In that event, the tax basis of Shares purchased by the Company pursuant to the Offer will generally be added to the tax basis of Shares that the stockholder continues to own; this increase may cause any subsequent taxable sale of such Shares to give rise to a loss, which may be a capital loss if the Shares are held as a capital asset. (In the case of a corporate stockholder, any amount treated as a dividend (i) will generally be eligible for a 70% dividends received deduction under Section 243 of the Code, subject to the limitations provided in Sections 246 and 246A of the Code, and (ii) may constitute an "extraordinary dividend" under Section 1059 of the Code.)

     In order to avoid dividend treatment of the cash received from the Company, the disposition of Shares by a stockholder pursuant to the Offer must meet one of the three Code Section 302 Tests. In determining whether any of the Code
Section 302 Tests is satisfied, a stockholder must take into account not only shares of Company stock that are actually owned by him or her, but also shares that are constructively owned by him or her within the meaning of Section 318 of the Code. Under Section 318, a stockholder may constructively own (i) shares of stock actually owned, and in some cases constructively owned, by certain related individuals and certain related entities in which the stockholder, a related party or a related entity has in interest, and (ii) shares of stock which such Stockholder has the right to acquire.

     The disposition of Shares pursuant to the Offer will be "substantially disproportionate" with respect to a stockholder if (i) the percentage of the voting stock of the Company actually and constructively owned by the stockholder immediately following the purchase of Shares pursuant to the Offer (treating all Shares purchased by the Company pursuant to the Offer as not outstanding) is less than 80% of the percentage of the voting stock of the Company actually and constructively owned by such stockholder immediately before the purchase of Shares pursuant to the Offer (treating all Shares purchased by the Company pursuant to the Offer as outstanding), and (ii) immediately after the purchase, the stockholder does not own, actually or constructively, 50% or more of the total combined voting power of all classes of Company stock entitled to vote.

     In order to be "not essentially equivalent to a dividend," a disposition of Shares pursuant to the Offer must result in a "meaningful reduction" in the stockholder's percentage interest in the Company, taking into account the constructive ownership rules discussed above. The Internal Revenue Service has indicated in a public ruling that a 3.3% reduction in the proportionate interest of a small minority stockholder (substantially less than 1%) in a publicly-held corporation who exercises no control over corporate affairs should constitute such a "meaningful reduction." Nonetheless, a stockholder who intends to qualify for sale or exchange treatment by demonstrating that proceeds received from the Company are not "essentially equivalent to a dividend" is strongly urged to consult his tax advisor because this test will be met only if the reduction in his proportionate interest in the Company is "meaningful" given his particular facts and circumstances in the context of the Offer.

     Finally, a disposition of Shares pursuant to the Offer will be deemed to result in a "complete termination" of such stockholder's stock interest in the Company if immediately following the disposition the selling stockholder does not actually or constructively own any shares of Company stock. The disposition of Shares pursuant to the Offer may also be treated as a complete termination if the stockholder disposes of all of the shares of Company stock actually owned by the stockholder, even if the stockholder is deemed to continue to own shares of Company stock pursuant to the constructive ownership rules discussed above, provided that the stockholder is eligible to waive, and does waive, the constructive ownership of such stock.

     Each stockholder should be aware that contemporaneous dispositions or acquisitions of shares of Company stock which are deemed for federal income tax purposes to be part of an integrated transaction with the Offer may be taken into account in determining whether the stockholder satisfies any of the Code
Section 302 Tests.

     To prevent backup federal income tax withholding equal to 31% of the gross payments made for Shares purchased by the Company pursuant to the Offer, each tendering stockholder who does not otherwise establish an exemption from such withholding must notify the Depositary of such stockholder's current social security number or taxpayer identification number (or certify that such taxpayer is awaiting a social security number or taxpayer identification number) and provide certain other information by completing the Substitute Form W-9 included in the Letter of Transmittal. In such case, the stockholder is entitled to a credit against such Stockholder's federal income tax for the amount of any backup withholding.

     THE CONSEQUENCES TO ANY PARTICULAR STOCKHOLDER MAY DIFFER DEPENDING UPON THAT STOCKHOLDER'S OWN CIRCUMSTANCES AND TAX POSITION. FURTHERMORE, THIS SUMMARY DOES NOT DISCUSS ANY ASPECTS OF STATE, LOCAL, FOREIGN OR OTHER TAX LAWS. EACH STOCKHOLDER IS URGED TO CONSULT AND RELY ON SUCH STOCKHOLDER'S OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO SUCH STOCKHOLDER OF ENGAGING IN A TRANSACTION PURSUANT TO THE OFFER.

EXTENSION OF THE OFFER; TERMINATION; AMENDMENTS

     The Company expressly reserves the right in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in "The Offer -- Certain Conditions of the Offer" shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in "The
Offer -- Withdrawal Rights." The Company also expressly reserves the right in its sole discretion to terminate the Offer and not accept for payment any Shares not previously accepted for payment. The Company further reserves the right, in its sole discretion and regardless of whether any of the events set forth in "The Offer -- Certain Conditions of the Offer" shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Shares or by decreasing the number of Shares being sought in the Offer).

     The Rules require that the Company permit Shares tendered pursuant to the Offer to be withdrawn (i) at any time during the period the Offer remains open and (ii) if not yet accepted for payment, after the expiration of forty business days from commencement of the Offer. The Rules also require that the Company pay the consideration offered, or return the Shares tendered, promptly after the termination or withdrawal of the Offer. Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m. New York City time on the next business day after the previously scheduled Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to Stockholders in a manner reasonably designed to inform Stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

     If the Company materially changes the terms of the Offer or the information concerning the Offer or if the Company waives a material condition of the Offer, the Company will extend the Offer to the extent required by applicable law. In particular, if (i) the Company increases or decreases the price to be paid for Shares or the Company decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such change is first published, sent or given, the Offer will be extended at least until the expiration of such ten business day period. For purposes of the Offer, a "business day" means any day other than a Saturday or Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight New York City time. Other changes in the terms of the Offer or the information concerning the Offer may also require an extension of the Offer under applicable law; depending on the particular facts and circumstances, including the relative materiality of such terms and information.

ESTIMATED FEES AND EXPENSES

     The Company has retained Alex. Brown as Dealer-Manager, D.F. King & Co., Inc. as Information Agent and American Stock Transfer & Trust Company as Depositary in connection with the Offer. The Dealer-Manager may contact Stockholders by mail, telephone, facsimile transmission, telex, telegraph and personal interviews, and may request brokers, dealers and other nominee Stockholders to forward materials relating to the Offer to beneficial owners. The Company will reimburse the Dealer-Manager and the Depositary for out-of-pocket expenses, including reasonable fees and expenses of counsel, and has agreed to indemnify the Dealer-Manager and the Depositary against certain liabilities in connection with Offer, including certain liabilities under the federal securities laws.

     The Company will not pay fees or commissions to any broker, commercial bank, trust company or other person for soliciting any Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No such broker, dealer, commercial bank or trust company has been authorized to act as the Company's agent for purposes of this Offer. The Company will pay (or cause to be paid) any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

     Estimated costs and fees in connection with the Offer and the Recapitalization and related transactions, all of which are the obligation of the Company, are as follows:

    Financing fees..........................................................   $1,550,000
    Financial advisory fees.................................................    1,385,000
    Dealer-Manager fee......................................................      100,000
    Legal, accounting, and other professional fees..........................    1,100,000
    Printing and distribution fees..........................................      100,000
    Miscellaneous...........................................................      265,000
                                                                               ----------
              Total.........................................................   $4,500,000
                                                                               ==========

     The above amounts are estimates only and actual expenditures may vary substantially from the estimates depending on the circumstances.

MISCELLANEOUS

     The Offer is not being made to, nor will the Company accept tenders from or on behalf of, owners of Shares residing in any jurisdiction in which the making of the Offer or its acceptance would not comply with the securities, Blue Sky or other laws of such jurisdiction. The Company does not know, and has not been advised, of any jurisdiction in which the making of the Offer or the tender of Shares in accordance with the Offer would not be in compliance with or would violate the laws of such jurisdiction. Accordingly, the Offer presently is being made to all Stockholders in all jurisdictions. However, the Company reserves the right to exclude holders in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. So long as the Company makes a good faith effort to comply with any such law deemed applicable to the Offer, the Company believes that the exclusion of holders residing in such jurisdiction is permitted under the Rules. In any jurisdiction, the securities or Blue Sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company's behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                                            AURORA ELECTRONICS, INC.

February 23, 1996

     Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and certificates for your Shares should be sent or delivered by you, your broker, dealer, commercial bank or trust company to the Depositary at one of its addresses below:

                        The Depositary for the Offer is:

                    AMERICAN STOCK TRANSFER & TRUST COMPANY

           By Mail:              By Facsimile Transmission:              By Hand:

        40 Wall Street                 (718) 236-2641                 40 Wall Street
   New York, New York 10005                                      New York, New York 10005

     Stockholders should contact the Information Agent, the Dealer Manager, or their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Requests for additional copies of the Offer to Purchase and Letter of Transmittal may also be directed to the Information Agent or the Dealer-Manager.

                               Information Agent:

                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                           (800) 669-5550 (toll free)
                                       or
                            (212) 269-5550 (collect)

                      The Dealer Manager for the Offer is:

                        ALEX. BROWN & SONS INCORPORATED
                           135 East Baltimore Street
                           Baltimore, Maryland 21202
                                 (410) 727-1700

                                    ANNEX A

                   OPINION OF ALEX. BROWN & SONS INCORPORATED

                               February 21, 1996

Board of Directors
Aurora Electronics, Inc.
2030 Main Street, Suite 1120
Irvine, CA 92714

Dear Sirs:

     We understand that Aurora Electronics, Inc. ("Aurora") and Welsh, Carson, Anderson & Stowe VII, L.P. ("WCAS VII"), WCAS Capital Partners II, L.P. ("WCAS CP II") and certain other purchasers (such purchasers, together with WCAS VII, being the "Purchasers") propose to enter into a Securities Purchase Agreement (the "Agreement"), pursuant to which the Purchasers will purchase between $35,000,000 and $40,000,000 of 7% Convertible Preferred Stock, convertible at a price of $2.125 (the "Preferred Stock"), of the Company and WCAS CP II will purchase $10,000,000 of 10% Senior Subordinated Notes (the "Notes") and a number of shares of the Common Stock, $.03 par value per share ("Common Stock"), of Aurora based on the number of outstanding shares of Common Stock. In addition, the Company will agree to (i) enter into a revolver credit facility with a bank or bank group with an initial availability of up to $35,000,000, (ii) commence a tender offer to purchase up to 6,500,000 of the outstanding shares of Common Stock for $2.875 per share, conditioned on, among other things, tenders by the holders of not less than 2,000,000 of the outstanding shares of Common Stock (the "Tender Offer"), (iii) terminate its existing Senior Secured Credit Agreement, (iv) provide for the redemption of its 9 1/4% Senior Subordinated Notes due 1996 and (v) adopt and implement a new stock option plan. The purchase and sale of the Preferred Stock, the Notes and the Common Stock pursuant to the Agreement taken together with the transactions described in clauses (i) through
(v) of the previous sentence being hereinafter collectively called, the "Transaction." You have requested our opinion as to whether the Transaction is fair, from a financial point of view, to the holders of Common Stock (other than WCAS CP II and its affiliates).

     Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to Aurora in connection with the Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Transaction. Alex. Brown regularly publishes research reports regarding the semiconductor and enabling components industries and the businesses and securities of publicly owned companies in these industries.

     In connection with our opinion, we have reviewed certain publicly available financial information concerning Aurora and certain internal financial analyses and other information furnished to us by Aurora. We have also held discussions with members of the senior management of Aurora regarding the business and prospects of the Company. In addition, we have (i) reviewed the reported price and trading activity for the Common Stock of Aurora, (ii) compared certain financial and stock market information for Aurora with similar information for certain companies whose securities are publicly traded, (iii) reviewed the financial terms of certain business combinations and acquisitions of less than 100% of target companies which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement in a draft dated February 20, 1996 and draft copies of certain related documents and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to information relating to the prospects of Aurora, we have assumed that such information reflects the best currently available estimates and judgments of management of Aurora as to the likely future financial performance of Aurora. In addition, we have not made an independent evaluation or appraisal of the assets of Aurora (nor have we been furnished with any such evaluation or appraisal), nor have we made any physical inspection of the properties or assets of the Company. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Company or any of its assets, nor were we authorized to participate, and we did not participate in, any negotiations with any parties in connection with the Transaction. In arriving at our opinion, we also assumed that the terms of the Tender Offer and Transaction will not deviate in any material respects from the terms set forth in the draft documents that we reviewed. The valuation of the Aurora securities to be outstanding after completion of the Tender Offer is subject to uncertainties and contingencies, including, without limitation, the liquidity of the market, if any, for such securities, prevailing interest rates, market conditions and the condition and prospects of the Company, all of which are difficult to predict. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter. We express no opinion as to the price at which Aurora Common Stock will trade subsequent to the consummation of the Transaction.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company with the Securities and Exchange Commission with respect to the Tender Offer and the Transaction. In addition, we express no opinion as to whether the stockholders of the Company should tender their shares of Common Stock in the Tender Offer or how such stockholders should vote at any stockholders' meeting held in connection with the Transaction. We express no opinion as to the fairness or adequacy of any consideration received in the Transaction by the Purchasers or WCAS CP II.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the Transaction is fair, from a financial point of view, to the holders of Common Stock (other than WCAS CP II and its affiliates).

                                            Very truly yours,

                                            ALEX. BROWN & SONS INCORPORATED

                                       A-2